SANDSTORM
GOLD ROYALTIES

THE **GOLD STANDARD** IN ROYALTY INVESTMENTS

2018 — *Annual Report*



Corporate & Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
TSX: SSL

New York Stock Exchange
NYSE.AMERICAN: SAND

Transfer Agent

Computershare Investor Services
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

T 604 661 9400

Corporate Secretary

Christine Gregory

Auditors

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
Suite 1400, 250 Howe Street
Vancouver, British Columbia
V6C 3S7

T 604 806 7000
F 604 806 7806

Board of Directors

Andrew T. Swarthout
David Awram
David E. De Witt
John P. A. Budreski
Mary L. Little
Nolan Watson
Vera Kobalia

Corporate Offices

Vancouver Head Office
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

T 604 689 0234
F 604 689 7317

info@sandstormgold.com
www.sandstormgold.com

Toronto Office
Suite 1110, 8 King Street
Toronto, Ontario
M5C 1B5

T 416 238 1152

Sandstorm is a gold royalty company with a portfolio of over 185 royalties. Since 2008, we've been a leader in reshaping the mine investment landscape with our innovative royalty model. But that's just the beginning. From five royalties in 2010, Sandstorm has experienced significant growth within a short time. In fact, compared to other gold investment companies, we have one of the industry's best growth profiles. Within the next few years, our royalty production is projected to increase more than 100%. And we're not planning on slowing down. With new acquisitions underway and more to come, we are focused on diversifying and growing our portfolio well into the future.

SECTION 01

Company Profile

A Message to Our Shareholders



" Despite the uncertainty in the global markets, it was a record-breaking year for Sandstorm Gold Royalties in a number of key areas. "

President and CEO, Nolan Watson

The markets in 2018 were not for the faint of heart. After a decade-long bull run, 2018 was a reminder of how turbulent the market can be. Trade wars, political uncertainty, and declining economic conditions contributed to the worst year for global market returns since the financial crisis in 2008. Last year in our annual report I suggested that gold would be an attractive safe haven if interest rates were to increase, pressuring an overly-indebted world economy and ushering in the next debt crisis. After four interest rate hikes last year we saw gold rally in the fourth quarter, regaining some of the loss from its mid-year dip. Speculation as to whether we are approaching the next financial crisis aside, gold did not disappoint at a time of market contraction.

Despite the uncertainty in the global markets, it was a record-breaking year for Sandstorm Gold Royalties in a number of key areas.

As our royalty portfolio matures and more assets come online, our annual gold production continues to increase. This year, we furthered our growth trajectory and sold approximately 57,600 attributable gold equivalent ounces, a new record for the company. In 2018 we added 13 royalties to the portfolio and now have a total of 187, making it one of the largest precious metals royalty portfolios in the world.

One of the benefits of owning such a large royalty portfolio is the significant upside that is built in. Despite it being difficult for mining companies to raise capital in the current economic climate, we saw more than 715,000 metres drilled across our properties this year. This substantial drilling activity represents more exploration upside than any other royalty company and with no incremental cost to Sandstorm. Exploration upside remains a primary focus when building our portfolio and this year we continued to reap the rewards of our stringent due diligence process.

13
2018 Acquisitions

187
Total Royalties

57,600
Attributable AuEq Ounces

715,000
Metres Drilled in 2018



Metres Drilled

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

0

200,000

400,000

600,000

715,000

800,000

" We are focused on cash-flowing royalty assets
with lots of exploration upside in the hands of
companies with strong balance sheets that can
see the exploration potential realized. "

● Cash Flowing Assets
● Exploration/Development Projects



1	Diavik	11	San Andres
2	Sheerness	12	Chapada
3	Santa Elena	13	Gualcamayo
4	Thunder Creek & 144 Zone	14	Don Nicolas
5	Black Fox	15	Cerro Moro
6	Triangle Zone	16	Houndé
7	Bracemac-McLeod	17	Karma
8	Moroy / Bachelor	18	MWS
9	Ming	19	Altintepe
10	Emigrant	20	Forrestania

One of the larger contributors was the exploration program at the Houndé mine in Burkina Faso. Sandstorm acquired a 2.0% net smelter returns ("NSR") royalty on the Houndé project at the beginning of 2018, which began generating cash flow immediately, adding $6.7 million to Sandstorm's annual revenue. The operator of the mine, Endeavour Mining, completed over 200,000 metres of drilling in the past 18 months as part of their goal to add 2.5–3.5 million ounces of gold to the Houndé mineral resource. By the end of 2018, they had already discovered an additional 1.0 million ounces. The Houndé royalty is a great example of the kind of acquisitions that our management team is focused on; cash-flowing royalty assets with lots of exploration upside in the hands of companies with strong balance sheets that can see the exploration potential realized.

While exploration upside continues to be a top attribute that we look for in royalty assets, we have recently had a shift in our acquisition strategy and this past summer we communicated a plan to focus the majority of our invested capital on acquiring assets that are cash-flowing or will be cash-flowing within 12-24 months. As a management team, we believe that allowing our royalty portfolio to mature will directly affect Sandstorm's valuation and reward shareholders. As such, our goal is to more than double the percentage of our portfolio's NAV that is in production over the next 3 years.

Our commitment to this strategy was demonstrated early in 2019 with a 0.9% NSR royalty acquisition on Lundin Gold's Fruta del Norte mine in Ecuador. We're excited about this property for its near-term cash flow and the district-scale exploration potential. The operation is expected to exceed 330,000 ounces of gold per year and Sandstorm will begin receiving cash flow after the first gold pour anticipated at the end of the year with commercial production expected in the first half of 2020. Additionally, Sandstorm's royalty covers the entire 644 square kilometres of Lundin's concessions that already have multiple early and advanced exploration targets identified.



Fruta del Norte Royalty Map



Fruta del Norte Processing Site

Management Team



Nolan Watson FCPA, FCA, CFA
President and CEO



David Awarm B.Sc, Geologist
Sr. Executive Vice President



Erfan Kazemi CPA, CA, CFA
CFO



Tom Bruington P.Eng., M.Sc
Executive Vice President of
Project Evaluation



Adam Spencer C FA
Sr. Vice President of Corporate
Development



George Darling P.Eng.
Sr. Vice President of
Engineering



Keith Laskowski Geologist, MSc, QP
Vice President of Technical
Services



Ron Ho CPA, CFA
Vice President of Finance

" Over the last number of years
   we have been working hard
   on building an exciting royalty
   portfolio. "

Another exciting development on a near-producing asset was the release of the Pre-Feasibility Study ("PFS") on the Hod Maden project. Sandstorm acquired a 30% net profit interest on Hod Maden in the summer of 2017 when it was still a relatively unknown project. The PFS released in June outlined a low-cost, high-margin gold and copper mine with a pre-tax NPV of US$1.4 billion. We anticipate that Hod Maden will initiate production in 2022 and will add approximately 80,000 gold equivalent ounces per year to the company. In addition, the project's exploration potential could result in a meaningful increase to the current 11-year mine life outlined in the PFS.

Over the last number of years we have been working hard on building an exciting royalty portfolio. In the past, it has sometimes been necessary to issue equity in order to build this portfolio and grow the company. However, Sandstorm is now at a point in the company's development that we have sufficient free cash flow and credit capacity (US$225 million credit facility) to purchase future royalties without diluting shareholders. In addition to no share dilution, we announced a significant share buyback program during the fourth quarter of 2018 and will be buying back nearly 10% of the company's common shares by the end of 2019. Since the announcement, we have already bought approximately 4.65 million shares, which is in addition to the 2.55 million shares we purchased during the first three quarters in 2018. As we continue to buyback shares and complete non-dilutive acquisitions of near-term cash flowing assets, we believe we will create value for shareholders in the coming years.



outstanding shares available for buyback ⊙

4.65M
Purchased

18.3M
Total Shares

Board of Directors



David E. De Witt
Chairman



Nolan Watson
Co-founder



David Awarm
Co-founder



John P. A. Budreski



Mary L. Little



Andrew T. Swarthout

⬇ *New Director*



Vera Kobalia

In June 2018, Sandstorm shareholders elected Vera Kobalia to join the Board of Directors. Ms. Kobalia is currently an AsiaGlobal Fellow at the University of Hong Kong and brings a wealth of knowledge and expertise to Sandstorm's Board. Between October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia.

Vera frequently speaks at international conferences and forums, including the Council of Europe's World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. Her topics of expertise include public policy issues, fighting corruption in public and private institutions, sustainable development as an economic growth tool, and women leadership. Vera is also the founder of the "Coalition for Justice", a non-profit organization which promotes the rights of internally displaced persons in Georgia through advocacy, education and research.

Total Gold Equivalent Ounces Per Year



As we forge ahead into 2019, I believe that Sandstorm has never been in a better position. We anticipate another record year of gold production between 63,000 and 73,000 attributable gold equivalent ounces. Additionally, we have significant cash flow growth that is already bought and paid for, more capital for new acquisitions, share buybacks and future dividends than ever before, and we have one of the brightest teams in the business working on a robust pipeline of deals. Whatever the markets may bring this year, we believe the fundamentals of Sandstorm will remain attractive.

Thank you for your commitment to Sandstorm Gold Royalties. We are glad you are with us as we move into another successful year.

Nolan Watson
President and CEO

SECTION 02

Management's Discussion and Analysis

For The Year Ended December 31, 2018

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The information contained within this MD&A is current to February 19, 2019 and all figures are stated in U.S. dollars unless otherwise noted.

COMPANY HIGHLIGHTS

OPERATING RESULTS

A record year in terms of production, revenue and cash flow

↗   Attributable Gold Equivalent ounces sold[1] (as defined hereinafter), for the three months and year ended December 31, 2018 were 14,182 ounces and 57,646 ounces, respectively, compared with 12,032 and 54,633 ounces for the comparable periods in 2017. Attributable Gold Equivalent ounces sold for the most recently completed year represented a record for the Company.

↗   Revenue for the three months and year ended December 31, 2018 was $17.5 million and $73.2 million, respectively, compared with $15.4 million and $68.3 million for the comparable periods in 2017. Revenue for the most recently completed year represented a record for the Company.

↗   Cash flows from operating activities, excluding changes in non-cash working capital[1], for the three months and year ended December 31, 2018 were $10.9 million and $48.1 million, respectively, compared with $9.6 million and $44.0 million for the comparable periods in 2017. Cash flows from operating activities for the most recently completed year represented a record for the Company.

↗   Cost of sales, excluding depletion, for the three months and year ended December 31, 2018 were $4.1 million and $16.0 million, respectively, compared with $4.1 million and $15.3 million for the comparable periods in 2017.

↗   Average cash costs[1] for the three months and year ended December 31, 2018 of $292 and $278 per Attributable Gold Equivalent ounce, respectively, compared with $340 and $280 per Attributable Gold Equivalent ounce for the comparable periods in 2017.

↗   Cash operating margins[1] for the three months and year ended December 31, 2018 of $939 and $991 per Attributable Gold Equivalent ounce, respectively, compared with $944 and $970 per Attributable Gold Equivalent ounce for the comparable periods in 2017.

SIGNIFICANT ACQUISITIONS

Immediate/near term cash flow, strong counterparties and significant exploration upside

↗   In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from the Fruta del Norte gold project in Ecuador, which is currently under construction and owned by Lundin Gold Inc. The Royalty was acquired from a private third party for $32.8 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.0 million ounces of gold in 17.8 million tonnes of ore with an average grade of 8.7 grams per tonne, ranking it amongst the highest-grade gold projects in the world.

COMPANY HIGHLIGHTS

↗ In January 2018, the Company acquired a 2% NSR on the producing Houndé gold mine in West Africa which is owned and operated by Endeavour Mining Corporation. The royalty was acquired from Acacia Mining PLC for $45 million in cash and covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package.

OTHER NOTABLE EVENTS

↗ On June 26, 2018, the Company announced the results of the Hod Maden Pre-Feasibility Study, for which Sandstorm holds a 30% interest. The study projects a pre-tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%.[2] The study also outlines total production of more than 2.6 million gold equivalent ounces over an 11 year mine life and it is expected that gold will be produced at an all-in sustaining cost on a co-product basis of less than $400 per ounce.[2]

↗ In December 2018, the Company amended its revolving credit facility allowing the Company to borrow up to $225 million for acquisitions and general corporate purposes. The tenure of the facility is four years and is extendable by mutual consent of Sandstorm and the majority of the banking syndicate.

↗ During the year ended December 31, 2018, the Company recognized a $4.5 million ($3.2 million, net of tax) non-cash impairment relating to the Gualcamayo royalty.

↗ Under the Company's normal course issuer bid, the Company purchased and cancelled approximately 4.8 million common shares in 2018.

↗ In January 2018, the Company completed its previously announced arrangement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. The monetization of a significant portion of Sandstorm's debt and equity investments is a part of the Company's strategy of selling non-core assets and using the capital raised to continue growing the stream and royalty portfolio.

1   *Refer to section on non-IFRS and other measures of this MD&A.*

2   *All figures are on a 100% project basis unless otherwise stated. Sandstorm has a 30% interest in the Hod Maden project.*

OVERVIEW

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements ("Gold Streams" or "Streams") from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent")[1] production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 187 Streams and royalties, of which 20 relate to properties where the underlying mines are producing.

1   *Refer to section on non-IFRS and other measures of this MD&A.*

OUTLOOK

Based on the Company's existing Gold Streams and royalties, attributable Gold Equivalent ounces sold (individually and collectively referred to as "Attributable Gold Equivalent") are forecasted to be between 63,000–73,000 ounces in 2019. The Company is forecasting Attributable Gold Equivalent production of over 140,000 ounces in 2023.

— KEY PRODUCING ASSETS

Yamana Silver Stream   ◀ YAMANA GOLD INC.

The Company has a silver stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro Mine, located in Santa Cruz, Argentina (the "Cerro Moro Mine" or "Cerro Moro") and an agreement to receive interim silver deliveries throughout 2018 from a number of Yamana's currently operating mines.

SILVER DELIVERIES

Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase, beginning January 1, 2019, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

As part of the Yamana silver stream, throughout 2018, Sandstorm had also agreed to purchase, for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii.   the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

ABOUT CERRO MORO

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometers southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. Yamana has also set an exploration objective of adding one million gold equivalent ounces to the mineral inventory at Cerro Moro in the next several years.

Chapada Copper Stream   ◀ YAMANA GOLD INC.

The Company has a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometers northwest of Brasília in Goiás State, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

ii. 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

iii. 1.5% of the copper produced thereafter, for the life of the mine.

ABOUT CHAPADA

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 23 million tonnes of ore per annum. Yamana continues to discover additional resources at Chapada and as a result has begun examining a potential plant expansion that would increase the processing rate up to 32 million tonnes of ore per annum. In 2018, Yamana filed an updated technical report which outlines a 29 year life of mine plan. For more information, visit the Yamana website at www.yamana.com.

Houndé Royalty   ◄ **ENDEAVOUR MINING CORP.**

In January 2018, the Company acquired a 2% net smelter returns royalty ("NSR") based on the production from the Houndé gold mine located in Burkina Faso, West Africa ("Houndé" or the "Houndé Mine") which is owned and operated by Endeavour Mining Corporation ("Endeavour").

The royalty, which was acquired from Acacia Mining PLC for $45 million in cash, covers the Kari North and Kari South tenements, representing approximately 500 square kilometers of the Houndé property package. Nearly the entire Houndé Mineral Reserve of 2.0 million ounces (30.2 million tonnes at 2.0 grams per tonne gold as of December 2017) is located on the Kari North and Kari South tenements, including the Vindaloo deposit and most of the Bouéré deposit. The highlights of the acquisition include:

▸ **Immediate Cash Flow:** Commercial production was announced on November 1, 2017 and the Houndé Mine is expected to produce 235,000 ounces of gold per year on average over the first four years of operations. The mine has an initial ten year mine life based on the current Mineral Reserves.

▸ **Strong Operator:** Endeavour is a mid-tier gold producer with five operating mines in Africa. The construction of the Houndé Mine was completed ahead of schedule and below budget and represents Endeavour's flagship gold mine.

▸ **Exploration Upside:** Endeavour recently announced that it has successfully extended the Kari Pump mineralized zone along with discovering additional mineralized zones. A number of the high-priority targets are on the Sandstorm royalty ground.

ABOUT HOUNDÉ

Houndé is an open-pit gold mine with a 3.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. The gravity concentrate is processed through an intensive cyanide leach reactor followed by electrowinning to recover the gold. The carbon-in-leach feed is thickened and fed into a standard carbon-in-leach circuit. Reserves referenced above include Proven and Probable Reserves contained in 30.2 million tonnes with an average grade of 2.0 grams per tonne using a cut-off grade of 0.5 grams per tonne Au. See www.endeavourmining.com for more information.

Diavik Diamond Royalty
◂ RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 120 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

Santa Elena Gold Stream
◂ FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $455 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. In 2018, First Majestic announced an updated reserve statement for the Santa Elena Mine which demonstrated a 38% increase in Mineral Reserves. For more information refer to www.firstmajestic.com.

Black Fox Gold Stream
◂ MCEWEN MINING INC.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.'s ("McEwen") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from McEwen's Black Fox Extension, which includes a portion of McEwen's Pike River concessions, for a per ounce cash payment equal to the lesser of $551 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen announced a new Mineral Resource estimate for the Black Fox Mine which resulted in a 40% increase in gold Resource in the Indicated category. For more information refer to www.mcewenmining.com.

Bachelor Lake Gold Stream & Royalties   ◂ BONTERRA RESOURCES INC.

The Company has a Gold Stream to purchase 20% of the gold produced from Bonterra Resources Inc.'s ("Bonterra") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Once a cumulative 12,000 ounces of gold have been purchased by the Company, during the period between October 1, 2017 and October 1, 2019, the Gold Stream will convert into a 3.9% NSR. When combined with Sandstorm's existing royalties, the Company will then hold a total 4.9% NSR on the Bachelor Lake Mine, a 3.9%–4.9% NSR on Bonterra's Barry gold project and a 1% NSR on Bonterra's Gladiator gold deposit. In September 2018, Bonterra acquired Metanor Resources Inc. ("Metanor") creating a new advanced Canadian gold exploration and development company focused on the Urban Barry Quebec Gold Camp.

Bonterra has the option to reduce the respective NSRs on the Bachelor Lake Mine or the Barry gold project by making a $2.0 million payment to Sandstorm in each case (the "Purchase Option"). Upon exercising either of the Purchase Options, the respective NSR will decrease by 2.1%.

The Bachelor Lake Mine is an underground mining operation with an operating mill and surface infrastructure, which began production in early 2013. The Barry gold project and the Gladiator gold deposit are advanced exploration-stage assets located in the emerging Urban-Barry camp.

Bonterra recently announced that it will conduct a company-wide mineral resource estimate for all its Urban Barry exploration assets, including the Gladiator, Barry and Moroy deposits. The combined mineral resource estimate is part of Bonterra's strategy to fast track the development of the three deposits simultaneously, to optimize feed to the Urban Barry Mill over the life of the three mines. With respect to the Gladiator gold deposit, Bonterra intends on initiating the permitting process in order to develop a decline and complete a bulk sample at the deposit over the next year. In order to concentrate on the exploration of all three deposits, the Company's mining operations will be placed on care and maintenance.

Karma Gold Stream

ENDEAVOUR MINING CORP.

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour's open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Mine") for ongoing per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

The Karma Mine has five defined mineral deposits that make up the Karma project. Based on recent exploration work, Endeavour expects to extend the mine life beyond 10 years.

Bracemac-McLeod Royalty

GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore plc ("Glencore").

The Bracemac-McLeod Mine is a-high grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream

RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2018 metallurgical recoveries, Sandstorm's 2019 gold purchase entitlement was adjusted to 30%.

Rambler announced a new Mineral Resource and Reserve estimate for the Ming Mine which results in a life of mine plan of more than 20 years. Production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone at an average throughput of 1,250 tonnes of ore per day. For more information refer to www.ramblermines.com.

— OTHER PRODUCING ASSETS

Gualcamayo Royalty

◂ MINEROS S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Mineros S.A ("Mineros"). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Colombia and Nicaragua.

Thunder Creek Royalty

◂ TAHOE RESOURCES INC.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties ("Thunder Creek" or the "Thunder Creek Mine") which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Tahoe Resources Inc. ("Tahoe"). Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty

◂ ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

San Andres Royalty

◂ AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres gold mine (the "San Andres Mine") which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

Emigrant Springs Royalty

◂ NEWMONT MINING CORP.

The Company has a 1.5% NSR on the Emigrant Springs gold mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

— DEVELOPMENT ASSETS

Hod Maden ◀ LIDYA MADENCILIK A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden (formerly known as Hot Maden) gold-copper project which is located in Artvin Province, northeastern Turkey (the "Hod Maden Project" or "Hod Maden"). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya"), which owns the remaining interest in the project. Lidya is an experienced Turkish company and is also a joint-venture partner with Alacer Gold Corp. on the producing Çöpler mine in Turkey. The Hod Maden Project Preliminary Feasibility Study envisions a conventional underground mine and processing facility producing copper-gold concentrates. The results of the recent 2018 Preliminary Feasibility Study demonstrate a Proven and Probable Mineral Reserve of 2.6 million ounces of gold and 284.4 million pounds of copper being mined over an 11 year mine life (9.12 million tonnes at 8.9 grams per tonne gold and 1.4% copper or 11.9 grams per tonne gold equivalent based on a 2.6 grams per tonne gold equivalent cutoff grade). The study projects a pre-tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%. It is estimated that gold will be produced at an all-in sustaining cost on a co-product basis[1] of $374 per ounce. For more information refer to www.sandstormgold.com.

With the release of the study, Hod Maden moves into the next stage of development. Lidya has commenced the permitting process and is concurrently working on a gap analysis, trade-off studies and will begin a Feasibility Study in 2019. The Company anticipates funding an estimated $5.4 million in 2019 expenditures relating to the ongoing development and construction activities at the Hod Maden project.

The 30% Hod Maden net profits interest is a key component of the Company's portfolio, with some of the highlights including:

↗ **100% increase in expected future production;**

  ▸ Hod Maden is an anchor asset that is expected to increase the Company's Attributable Gold Equivalent ounces to over 140,000 in 2023.

↗ **Hod Maden has significant exploration upside;**

  ▸ Total land package is 74 square kilometers in size with the current focus being a 7.0 kilometer long north-south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometer strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

↗   **Majority operator Lidya is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey;**

▸   Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently partnered with Alacer Gold Corp. on several projects in Turkey including the producing Çöpler mine and the development-stage Gediktepe and Kartaltepe projects.

1   *Refer to section on non-IFRS and other measures of this MD&A.*

Fruta Del Norte Royalty   ◂ LUNDIN GOLD INC.

In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from Lundin Gold Inc.'s ("Lundin Gold") Fruta del Norte gold project located in Ecuador ("Fruta del Norte" or "Fruta del Norte Mine").

The royalty was acquired from a private third party for $32.8 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains 5.0 million ounces of gold in 17.8 million tonnes of ore with an average grade of 8.7 grams per tonne, as of September 2018, ranking it amongst the highest-grade gold projects in the world. Acquisition highlights include:

▸   **Near-Term Cash Flow:** Lundin Gold expects to pour first gold at Fruta del Norte in the fourth quarter of 2019, with commercial production expected in the first half of 2020. Fruta del Norte's average annual production is expected to exceed 330,000 ounces of gold per year over the first 13 years of the operation. Current reserves support a 15 year initial mine life.

▸   **Exploration Upside:** The royalty covers precious metals production from all 644 square kilometres of concessions held by Lundin Gold, plus an additional one kilometre area of interest around the property. Exploration potential at Fruta del Norte remains excellent, with multiple early and advanced exploration targets already identified. Exploration is currently focused on the Suarez pull-apart basin, the structure that hosts the Fruta del Norte gold deposit.

▸   **Strong Partner:** Lundin Gold is backed by Mr. Lukas Lundin, an established mining entrepreneur, and its management team has significant mine development and operating experience.

Aurizona Gold Royalty   ◂ EQUINOX GOLD CORP.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.'s ("Equinox") open-pit Aurizona mine, located in Brazil ("Aurizona" or the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Equinox's 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Equinox has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Equinox, the successor to Luna Gold Inc. and Trek Mining Inc. ("Trek"), recently announced that construction activities were nearly complete and they anticipate achieving commercial production by the first half of 2019. A Feasibility Study on the Aurizona project, which was released on July 31, 2017, included Proven and Probable Mineral Reserves of 971,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 136,000 ounces. Equinox recently announced positive drill results including near-mine exploration activities aimed at resource growth, target development and discovery. For more information refer to www.equinoxgold. com. Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and Greenfields property.

In connection with a series of business combinations resulting in Equinox Gold Corp., Sandstorm was able to monetize a number of its historical debt and equity investments held in Equinox's predecessor companies. The most recent component of this monetization process included the January 2018 sale of $18.3 million in debt and equity securities of Equinox to Mr. Ross Beaty, the new chairman of Equinox.

Hugo North Extension & Heruga Gold Stream ◄ ENTRÉE RESOURCES LTD.

The Company has a Gold Stream with Entrée Resources Ltd. ("Entrée") to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

In 2018, Entrée released a National Instrument 43-101 Technical Report relating to its interests in the Hugo North Extension and Heruga. The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga.

Hackett River Royalty   ◂ GLENCORE PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometer strike length. A Preliminary Economic Assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent Glencore Reserves and Resources statement, effective December 31, 2018, reported 27.1 million tonnes of Indicated Resources containing 4.5% zinc and 130.0 grams per tonne silver plus 60.0 million tonnes of Inferred Resources with 4.0% zinc and 150.0 grams per tonne silver. For more information refer to the Technical Reports dated July 26, 2010 and July 31, 2013 under Sabina Gold & Silver Corp.'s profile on www.sedar.com.

Lobo-Marte Royalty   ◂ KINROSS GOLD CORP.

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the "Lobo-Marte Project" or "Lobo-Marte") which is owned by Kinross Gold Corp. ("Kinross").

Kinross has initiated a scoping study for Lobo-Marte. The scoping study will assess the potential for a production start at Lobo-Marte at the end of the La Coipa's mine life and is expected to be completed in the first half of 2019. Both studies will also assess the potential to share resources and leverage synergies between the projects. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty   ◂ ALAMOS GOLD INC.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6 year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5 year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty

◄ **NORZINC LTD.**

The Company has a 1.2% NSR on the Prairie Creek project (the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by NorZinc Ltd. ("NorZinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by NorZinc and based on a recently announced Feasibility Study has a Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead. For more information, refer to www.norzinc.com.

Mt. Hamilton Royalty

◄ **WATERTON PRECIOUS METALS FUND II CAYMAN, LP**

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP ("Waterton").

— REVOLVING CREDIT FACILITY

In December 2018, the Company amended its revolving credit agreement, allowing the Company to borrow up to $225 million (the "Revolving Facility"), for general corporate purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and Royal Bank of Canada (the "Syndicate"). The term of the Revolving Facility is for four years and is extendable by mutual consent of Sandstorm and the Syndicate. The amounts drawn on the Revolving Facility are subject to an interest rate of LIBOR plus 2.00%–3.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.45%–0.675% per annum, dependent on the Company's leverage ratio. Subsequent to year end, the Company utilized a portion of the facility to fund the Fruta del Norte royalty transaction and other acquisitions. As of the date of the MD&A, $48 million remains drawn under the Revolving Facility, leaving $177 million undrawn and available for future acquisitions and for general corporate purposes.

— IMPAIRMENT

While assessing whether any indications of impairment exist for mineral interests and royalties, consideration is given to both external and internal sources of information. As a result of an update to the production profile of the Gualcamayo Mine and the ounces expected under the royalty, the Company re-evaluated the carrying value of its royalty investment. As a result of this review, during the three months ended March 31, 2018, the Company recorded an impairment charge of $4.5 million ($3.2 million, net of tax).

— SUBSEQUENT EVENTS AND OTHER

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2019, to purchase up to 9.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. Under the Company's current NCIB, the Company has purchased and cancelled approximately 4.8 million common shares during the year ended December 31, 2018. Subsequent to year end, the Company purchased and canceled an additional 2.4 million common shares under the Company's current NCIB for a total of $11.5 million.

In August 2018, the Company disposed of its interest in the Koricancha Gold Stream. The fair value of the financial instruments received on disposal amounted to $4.3 million, resulting in a $0.4 million loss.

In January 2019, the Company acquired a 0.9% NSR on the Fruta del Norte gold project in Ecuador, which is currently under construction and owned by Lundin Gold.

Summary of Annual Results

YEAR ENDED

In $000s	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Total revenue	$ 73,150	$ 68,275	$ 62,371
Attributable Gold Equivalent ounces sold [1]	57,646	54,633	49,731
Sales	$ 50,632	$ 49,208	$ 41,634
Royalty revenue	22,518	19,067	20,737
Average realized gold price per attributable ounce [1]	1,269	1,250	1,254
Average cash cost per attributable ounce [1]	278	280	258
Cash flows from operating activities	46,582	44,773	38,991
Net income (loss)	5,872	10,537	25,254
Basic income (loss) per share	0.03	0.06	0.18
Diluted income (loss) per share	0.03	0.06	0.17
Total assets	588,887	660,915	534,882
Total long-term liabilities	510	2,807	3,288

1 *Refer to section on non-IFRS and other measures of this MD&A.*


Attributable Gold Equivalent ounces sold[1]
Sales & Royalty Revenue in $000s
Average realized gold price per attributable ounce[1]
$52,663
45,146oz
$1,167
$62,371
49,731oz
$1,254
$68,275
54,633oz
$1,250
$73,150
57,646oz
$1,269
2015
2016
2017
2018

1 *Refer to section on non-IFRS and other measures of this MD&A.*

The Company's operating segments for the year ended
December 31, 2018 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Mineral, royalty and other interests impairments	(Gain) loss on mineral interest disposal and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	5,702	$ 7,203	$ 2,667	$ 402	$ –	$ –	$ 4,134	$ 4,756
Black Fox	Gold	4,454	5,674	2,396	1,443	–	–	1,835	3,484
Bracemac-McLeod [1]	Various	2,517	3,237	–	1,327	–	–	1,910	3,370
Chapada	Copper	9,154	11,608	3,469	4,100	–	–	4,039	8,139
Diavik	Diamonds	5,739	7,197	–	5,697	–	–	1,500	7,047
Houndé	Gold	5,321	6,744	–	4,478	–	–	2,266	5,393
Karma	Gold	6,353	8,041	1,610	3,941	–	–	2,490	6,539
Ming	Gold	728	940	–	396	–	–	544	940
Santa Elena	Gold	10,277	13,097	4,652	750	–	–	7,695	8,908
Yamana silver stream	Silver	2,981	3,808	1,166	2,392	–	–	250	2,645
Other Royalties [2]	Various	4,007	5,060	–	3,941	4,475	(759)	(2,597)	4,734
Other	Gold	413	541	43	161	–	538	(201)	506
Corporate		–	–	–	–	–	(277)	(15,161)	(9,879)
Consolidated		**57,646**	**$ 73,150**	**$ 16,003**	**$ 29,028**	**$ 4,475**	**$ (498)**	**$ 8,704**	**$ 46,582**

1   Royalty revenue from Bracemac-McLeod consists of $1.0 million from Copper and $2.2 million from Zinc.

2   Includes royalty revenue from Gold of $4.3 million and Other Base Metals of $0.8 million.

The Company's operating segments for the year ended
December 31, 2017 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Mineral, royalty and other interests impairments	(Gain) loss on mineral interest disposal and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	6,466	$ 8,085	$ 3,082	$ 4,074	$ –	$ (2,952)	$ 3,881	$ 5,030
Black Fox	Gold	5,370	6,693	2,847	2,520	–	–	1,326	3,953
Bracemac-McLeod [1]	Various	3,252	4,074	–	1,816	–	–	2,258	3,948
Chapada	Copper	8,783	11,001	3,249	3,765	–	–	3,987	7,753
Diavik	Diamonds	5,727	7,150	–	6,080	–	–	1,070	6,781
Karma	Gold	5,469	6,863	1,365	3,437	–	–	2,061	5,489
Ming	Gold	658	796	–	356	–	–	440	796
Santa Elena	Gold	9,229	11,570	3,485	1,098	–	–	6,987	7,548
Yamana silver stream	Silver	3,387	4,252	1,267	2,253	–	–	732	2,985
Other Royalties [2]	Various	6,030	7,464	–	4,078	9,104	(459)	(5,259)	9,745
Other	Gold	262	327	26	103	–	(186)	384	294
Corporate		–	–	–	–	–	(1,251)	(3,253)	(9,549)
Consolidated		**54,633**	**$ 68,275**	**$ 15,321**	**$ 29,580**	**$ 9,104**	**$ (4,848)**	**$ 14,614**	**$ 44,773**

1   Royalty revenue from Bracemac-McLeod consists of $1.5 million from Copper and $2.6 million from Zinc.

2   Includes royalty revenue from Gold of $6.5 million and Other Base Metals of $1.0 million.

FY 2018

Attributable Gold Equivalent Ounces Sold



■ Q1 ▨ Q2 ■ Q3 ■ Q4	
Santa Elena	10,277oz
Chapada	9,154oz
Karma	6,353oz
Diavik	5,739oz
Bachelor Lake	5,702oz
Houndé	5,321oz
Black Fox	4,454oz
Yamana silver stream	2,981oz
Bracemac-McLeod	2,517oz
Ming	728oz
Other Royalties	4,007oz
Other	413oz

FY 2018

Sales & Royalty Revenues by Region



- ■ North America
- ▨ *Canada*
- ■ South America
- ☐ Other

22% 34% 54% 24%

FY 2018

Sales & Royalty Revenues by Metal



- ■ Precious Metals
- ■ Diamonds
- ☐ Base Metals

21% 10% 69%

Summary of Quarterly Results

In $000s (except for per share amounts)		Dec. 31, 2018		Sep. 30, 2018		Jun. 30, 2018		Mar. 31, 2018
Total revenue	$	17,458	$	17,289	$	18,933	$	19,470
Attributable Gold Equivalent ounces sold [1]		14,182		14,314		14,465		14,685
Sales	$	12,523	$	10,766	$	13,771	$	13,572
Royalty revenue		4,935		6,523		5,162		5,898
Average realized gold price per attributable ounce [1]		1,231		1,208		1,309		1,326
Average cash cost per attributable ounce [1]		292		248		296		276
Cash flows from operating activities		10,597		10,868		13,898		11,219
Net income (loss)		2,749		2,093		658		372
Basic income (loss) per share		0.02		0.01		0.00		0.00
Diluted income (loss) per share		0.01		0.01		0.00		0.00
Total assets		588,887		577,098		623,430		647,321
Total long-term liabilities		510		582		660		2,749

In $000s (except for per share amounts)		Dec. 31, 2017		Sep. 30, 2017		Jun. 30, 2017		Mar. 31, 2017
Total revenue	$	15,446	$	17,939	$	16,066	$	18,824
Attributable Gold Equivalent ounces sold [1]		12,032		14,293		12,750		15,558
Sales	$	12,978	$	11,534	$	11,835	$	12,861
Royalty revenue		2,468		6,405		4,231		5,963
Average realized gold price per attributable ounce [1]		1,284		1,255		1,260		1,210
Average cash cost per attributable ounce [1]		340		246		290		258
Cash flows from operating activities		9,859		11,864		11,112		11,938
Net income (loss)		709		4,773		(1,909)		6,964
Basic income (loss) per share		0.00		0.03		(0.01)		0.05
Diluted income (loss) per share		0.00		0.02		(0.01)		0.04
Total assets		660,915		667,185		545,557		550,342
Total long-term liabilities		2,807		2,915		2,969		3,197

1   *Refer to section on non-IFRS and other measures of this MD&A.*

Summary of Quarterly Results

QUARTERS ENDED


Attributable Gold Equivalent ounces sold[1]
Sales & Royalty Revenue in $000s
Average realized gold price per attributable ounce[1]
$19,470
$18,933
$17,289
$17,458
14,685oz
14,465oz
14,314oz
14,182oz
$1,326
$1,309
$1,208
$1,231
Q1
Q2
Q3
Q4
2018

1 *Refer to section on non-IFRS and other measures of this MD&A.*

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended
December 31, 2018 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	(Gain) loss on mineral interest disposal and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,684	$ 2,062	$ 750	$ 124	$ -	$ 1,188	$ 1,330
Black Fox	Gold	823	1,018	444	239	-	335	574
Bracemac-McLeod [1]	Various	170	210	-	316	-	(106)	352
Chapada	Copper	2,254	2,775	835	1,045	-	895	1,939
Diavik	Diamonds	1,594	1,962	-	1,682	-	280	1,812
Houndé	Gold	1,297	1,596	-	1,057	-	539	966
Karma	Gold	1,484	1,817	358	913	-	546	1,460
Santa Elena	Gold	3,306	4,087	1,502	219	-	2,366	3,284
Yamana silver stream	Silver	655	805	247	550	-	8	563
Other Royalties [2]	Various	915	1,126	-	751	(759)	1,134	1,066
Other	Gold	-	-	-	-	75	(75)	-
Corporate		-	-	-	-	-	(2,845)	(2,749)
Consolidated		**14,182**	**$ 17,458**	**$ 4,136**	**$ 6,896**	**$ (684)**	**$ 4,265**	**$ 10,597**

1   *Royalty revenue from Bracemac-McLeod consists of $0.1 million from Copper and $0.1 million from Zinc.*

2   *Includes royalty revenue from Gold of $0.9 million and Other Base Metals of $0.2 million.*

The Company's operating segments for the three months ended
December 31, 2017 are summarized in the table below:

In $000s	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales, excluding depletion	Depletion expense	Mineral, royalty and other interests impairments	Loss (gain) on mineral interest disposal and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake	Gold	1,405	$ 1,819	$ 677	$ 396	$ -	$ -	$ 746	$ 1,293
Black Fox	Gold	1,383	1,766	735	653	-	-	378	1,045
Bracemac-McLeod [1]	Various	1,034	1,328	-	425	-	-	903	1,335
Chapada	Copper	2,423	3,111	898	935	-	-	1,278	2,214
Diavik	Diamonds	1,361	1,747	-	1,987	-	-	(240)	1,747
Karma	Gold	1,484	1,923	382	933	-	-	608	1,543
Santa Elena	Gold	2,480	3,162	1,039	284	-	-	1,839	1,886
Yamana silver stream	Silver	918	1,178	354	618	-	-	206	825
Other Royalties [2]	Various	(524)	(673)	-	208	4,570	-	(5,451)	1,616
Other	Gold	68	85	6	26	-	226	(173)	75
Corporate		-	-	-	-	-	500	594	(3,720)
Consolidated		**12,032**	**$ 15,446**	**$ 4,091**	**$ 6,465**	**$ 4,570**	**$ 726**	**$ 688**	**$ 9,859**

1   *Royalty revenue from Bracemac-McLeod consists of $0.4 million from Copper and $0.9 million from Zinc.*

2   *Includes royalty revenue from Gold of ($0.8) million and Other Base Metals of $0.1 million.*

— THREE MONTHS ENDED DECEMBER 31, 2018 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2017

For the three months ended December 31, 2018, net income and cash flow from operating activities were $2.7 million and $10.6 million, respectively, compared with net income and cash flow from operating activities of $0.7 million and $9.9 million for the comparable period in 2017. The fluctuation is partly related to certain items that were recognized during the three months ended December 31, 2017 that did not occur during the three months ended December 31, 2018 including a $4.6 million non-cash impairment charge relating to the Company's Emigrant Springs royalty. This was offset by a decrease in the gains recognized on the revaluation of the Company's investments; whereby, a gain of $1.1 million was recognized during the three months ended December 31, 2018, while during the three months ended December 31, 2017, the Company recognized a gain of $4.4 million.

For the three months ended December 31, 2018, revenue was $17.5 million compared with $15.4 million for the comparable period in 2017. The increase is largely attributable to an 18% increase in the Attributable Gold Equivalent Ounces sold. In particular, the increase in revenue was driven by:

- ↗ A $1.8 million increase in Other Royalty revenue primarily due to a non-recurring revenue reversal adjustment that was recognized during the three months ended December 31, 2017. In particular, during the three months ended December 31, 2017, it was identified that the Company had received, over the course of fiscal 2017, an excess of $1.9 million in royalty payments from Newmont relating to mining concessions that were not subject to the Emigrant Springs royalty. To adjust for this overpayment, during the three months ended December 31, 2017, the Company made a one-time reversal of $1.9 million in royalty revenue to account for previously recorded revenue;

- ↗ $1.6 million in additional revenue that was recognized during the three months ended December 31, 2018 as the Company acquired the Houndé royalty in January 2018; and

- ↗ A $0.9 million increase in sales revenue attributable to the Santa Elena Mine largely driven by a 33% increase in the number of gold ounces sold. The increase is largely related to the timing of sales, whereby 1,540 gold ounces were in inventory as at September 30, 2018 and were sold subsequent to quarter end;

Partially offset by:

- ↗ A $1.1 million decrease in revenue attributable to the Bracemac-McLeod Mine partly related to both a reduction in production from the mine and a decrease in the average realized selling price of zinc;

↗   A $0.7 million decrease in sales revenue attributable to the Black Fox Mine largely driven by a 40% decrease in the number of gold ounces sold. The decrease is partly related to a reduction in production at the mine and the timing of sales;

↗   A $0.3 million decrease in sales revenue from the Chapada copper stream primarily due to a decrease in the average realized selling price of copper which decreased from an average realized price of $3.14 per pound during the last three months of 2017 to an average realized price of $2.80 per pound during the last three months of 2018; and

↗   A 4% decrease in the average realized selling price of gold.

— YEAR ENDED DECEMBER 31, 2018 COMPARED TO THE YEAR ENDED DECEMBER 31, 2017

For the year ended December 31, 2018, net income and cash flow from operating activities were $5.9 million and $46.6 million, respectively, compared with net income and cash flow from operating activities of $10.5 million and $44.8 million for the comparable period in 2017. The change is attributable to a combination of factors including:

↗   Certain items that were recognized during the year ended December 31, 2017 did not occur during the year ended December 31, 2018 including (i) a $3.0 million gain which was recognized during the three months ended September 30, 2017, arising from the Bachelor Lake Gold Stream amendment; (ii) a $2.2 million gain primarily resulting from the settlement of the Equinox (previously Trek) debt and the 20% premium associated with Orezone Gold Corp. ("Orezone") exercising its option to repurchase the royalty on the Bomboré gold project, both of which were recognized during the three months ended March 31, 2017 and (iii) a $1.9 million foreign exchange gain, which was recognized during the three months ended June 30, 2017, primarily driven from currency trades and the resulting cash held in escrow which were required to meet the cash commitments under Sandstorm's bid to acquire Mariana Resources Ltd.;

↗   A $4.6 million decrease in non-cash impairments; whereby the Company recognized a $4.5 million non-cash impairment charge relating to the Company's Gualcamayo royalty during the year ended December 31, 2018, while during the year ended December 31, 2017, the Company recognized $9.1 million in non-cash impairment charges relating to a number of the Company's underlying royalties;

↗   A decrease in the gains recognized on the revaluation of the Company's investments; whereby, no significant gains or losses were recognized during the year ended December 31, 2018, while during the year ended December 31, 2017, the Company recognized a gain of $5.8 million;

↗ A $1.7 million decrease in the deferred income tax expense largely related to the impairment recognized on the Gualcamayo royalty and a corresponding reduction in the deferred tax liability arising therefrom, while during the year ended December 31, 2017 the Company recognized deferred income tax expense of $3.2 million partly related to the revaluation gains on its long term investments; and

↗ A $0.6 million decrease in depletion expense partly driven by an adjustment to the number of ounces in the depletable base due to various factors including the conversion of exploration upside into resources and reserves.

For the year ended December 31, 2018, revenue was $73.2 million compared with $68.3 million for the comparable period in 2017. The increase is largely attributable to a 6% increase in the number of Attributable Gold Equivalent ounces sold and a 2% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

↗ $6.7 million in additional revenue that was recognized during the year ended December 31, 2018 as the Company acquired the Houndé royalty in January 2018;

↗ A $1.5 million increase in sales revenue attributable to the Santa Elena Mine largely driven by a 11% increase in the number of gold ounces sold. The increase is largely related to the timing of sales, whereby 1,451 gold ounces were in inventory as at December 31, 2017 and were sold subsequently in fiscal 2018;

↗ A $1.2 million increase in revenue attributable to the Karma Gold Mine primarily driven by a 16% increase in the number of gold ounces sold. This increase is largely related to the timing of sales. In addition, the Company had received 651 gold ounces by December 31, 2018, which were sold subsequent to year end;

↗ A $0.6 million increase in sales revenue from the Chapada copper stream primarily due to an increase in the average realized selling price of copper which increased from an average realized price of $2.76 per pound during the year ended December 31, 2017 to an average realized price of $2.98 per pound during the year ended December 31, 2018; and

↗ A $0.1 million increase in revenue attributable to the Ming Mine primarily driven by an 11% increase in the number of gold ounces sold. The increase is largely related to the timing of shipments and sales. In addition, the Company had received 1,191 gold ounces by December 31, 2018, which were sold subsequent to year end;

Partially offset by:

↗ A $2.4 million decrease in Other Royalty revenue largely due to a reduction in royalties received from the Emigrant Springs Mine and the San Andres Mine;

↗ A $1.0 million decrease in sales revenue attributable to the Black Fox Mine largely driven by a 17% decrease in the number of gold ounces sold. The decrease is largely related to a reduction in production at the mine; and

↗ A $0.8 million decrease in revenue attributable to the Bracemac-McLeod Mine partly related to a decrease in the average realized selling price of zinc.

— THREE MONTHS ENDED DECEMBER 31, 2018 COMPARED TO THE OTHER QUARTERS PRESENTED

When comparing net income of $2.7 million and cash flow from operating activities of $10.6 million for the three months ended December 31, 2018 with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability of analysis:

↗ A $4.5 million non-cash impairment charge relating to the Company's Gualcamayo royalty was recognized during the three months ended March 31, 2018. During the three months ended December 31, 2017, a $4.6 million non-cash impairment charge relating to the Company's Emigrant Springs royalty was recognized and a $4.5 million non-cash impairment charge relating to the Company's royalty on the Coringa gold project was recognized during the three months ended June 30, 2017;

↗ A $3.0 million gain resulting from the Bachelor Lake Gold Stream amendment for which Sandstorm received consideration consisting of $2.0 million in the common shares of Metanor, which has since been acquired by Bonterra, and a 3.9% NSR on the Barry gold project was recognized during the three months ended September 30, 2017;

↗ The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox (previously Trek) convertible debenture. These gains/losses were recognized as follows:

- During the three months ended December 31, 2018, a gain of $1.1 million was recognized;
- During the three months ended September 30, 2018, a gain of $0.1 million was recognized;
- During the three months ended June 30, 2018, a loss of $0.5 million was recognized;
- During the three months ended March 31, 2018, a loss of $0.6 million was recognized;
- During the three months ended December 31, 2017, a gain of $4.4 million was recognized;
- During the three months ended September 30, 2017, a loss of $0.5 million was recognized;
- During the three months ended June 30, 2017, a loss of $0.9 million was recognized;
- During the three months ended March 31, 2017, a gain of $2.7 million was recognized;

↗ During the three months ended March 31, 2017, the Company recognized a $2.2 million gain primarily resulting from (i) the settlement of the Equinox (previously Trek) debt and (ii) the 20% premium associated with Orezone exercising its option to repurchase the royalty on the Bomboré gold project;

↗ A general decrease in finance expenses when compared to previous quarters primarily driven by the repayment of the revolving credit facility; and

↗ Overall, Attributable Gold Equivalent ounces sold have increased over the course of the last three years as a result of the acquisition of various assets including the Houndé royalty acquisition in January 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and copper stream which were acquired in the three months ended December 31, 2015.

— CHANGE IN TOTAL ASSETS

Total assets increased by $11.8 million from September 30, 2018 to December 31, 2018 primarily resulting from an increase in the Hod Maden interest due to the appreciation of the Turkish Lira, which is the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. This change was largely responsible for the increase in other comprehensive income during the three months ended December 31, 2018. Total assets decreased by $46.3 million from June 30, 2018 to September 30, 2018 primarily resulting from (i) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira, relative to the US dollar, which is the presentation currency of Sandstorm Gold Ltd.; and (ii) a decrease in the valuation of investments. Both of these items were largely responsible for the decrease in other comprehensive income in the period. Total assets decreased by $23.9 million from March 31, 2018 to June 30, 2018 primarily resulting from (i) depletion expense and (ii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period; partially offset by increases in the Company's cash balance due to positive cash flow from operating activities. Total assets decreased by $13.6 million from December 31, 2017 to March 31, 2018 primarily resulting from (i) depletion expense; (ii) non-cash impairment charges; and (iii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period. Total assets decreased by $6.3 million from September 30, 2017 to December 31, 2017 primarily resulting from (i) non-cash impairment charges; (ii) depletion expense; and (iii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period; partially offset by increases in the value of the Company's investments and increases in the Company's cash balance due to positive operating cash flow. Total assets increased by $121.6 million from June 30, 2017 to September 30, 2017 primarily resulting from the acquisition of Mariana Resources Ltd. ("Mariana") and operating cash flow; partially offset by depletion expense. Total assets decreased by $4.8 million from March 31, 2017 to June 30, 2017 primarily resulting from a decrease in the value of the Company's investments and a non-cash impairment charge relating to the Company's royalty on the Coringa gold project; partially offset by operating cash flow. Total assets increased by $15.5 million from December 31, 2016 to March 31, 2017 primarily resulting from an increase in the value of the Company's investments and operating cash flow; partially offset by depletion expense.

— NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per attributable ounce, (ii) average realized gold price per attributable ounce, (iii) cash operating margin, (iv) cash flows from operating activities excluding changes in non-cash working capital and (v) all in sustaining cost per gold ounce on a co-product basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.   Average cash cost per attributable ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1	3 Months Ended Dec. 31, 2018		3 Months Ended Dec. 31, 2017		Year Ended Dec. 31, 2018		Year Ended Dec. 31, 2017	
Cost of Sales, excluding depletion [1]	$	4,136	$	4,091	$	16,003	$	15,321
Cash cost of sales is comprised of:								
Total cash cost of gold sold	$	4,136	$	4,091	$	16,003	$	15,321
Divided by:								
Total Attributable Gold Equivalent ounces sold [2]		14,182		12,032		57,646		54,633
Equals:								
Average cash cost of gold (per attributable ounce)	$	292	$	340	$	278	$	280

1   *Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.*

2   *The Company's royalty and other commodity stream revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity revenue for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.*

ii. Average realized gold price per attributable ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of average realized gold price per ounce.

Figure 1.2		3 Months Ended Dec. 31, 2018		3 Months Ended Dec. 31, 2017		Year Ended Dec. 31, 2018		Year Ended Dec. 31, 2017
Total Revenue	$	17,458	$	15,446	$	73,150	$	68,275
Divided by:								
Total Attributable Gold Equivalent ounces sold		14,182		12,032		57,646		54,633
Equals:								
Average realized gold price (per attributable ounce)	$	**1,231**	$	**1,284**	$	**1,269**	$	**1,250**

iii. Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per Attributable Gold Equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

iv. Cash flows from operating activities excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.3	3 Months Ended Dec. 31, 2018	3 Months Ended Dec. 31, 2017	Year Ended Dec. 31, 2018	Year Ended Dec. 31, 2017
Cash flows from operating activities	$ 10,597	$ 9,859	$ 46,582	$ 44,773
Add:				
Changes in non-cash working capital	$ 332	$ (252)	$ 1,493	$ (797)
Equals:				
Cash flows from operating activities excluding changes in non-cash working capital	**$ 10,929**	**$ 9,607**	**$ 48,075**	**$ 43,976**

v. The Company has also used the non-IFRS measure of all-in sustaining cost per gold ounce on a co-product basis. With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a co-product basis is calculated by removing the impact of other metals that are produced as a result of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis. These gold apportioned costs are then divided by the payable gold ounces produced. The Company presents all in sustaining cost per gold ounce on a co-product basis as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

[(Operating Costs ($557.6 million) + Royalties ($131.4 million) + Treatment & Refining Costs ($164.9 million) + Sustaining Capital ($114.2 million)) x Gold Revenue ($2,586.4 million)/Total Revenue ($3,360.8 million)] / Payable Gold Ounces (1,990,000 ounces) = $374 all in sustaining cost per ounce.

— LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2018, the Company had cash and cash equivalents of $5.9 million (December 31, 2017 – $12.5 million) and working capital of $21.7 million (December 31, 2017 – $31.9 million). As of the date of the MD&A, $48 million remains outstanding under the Revolving Facility, leaving $177 million undrawn and available for future acquisitions and for general corporate purposes.

During the year ended December 31, 2018, the Company generated cash flows from operating activities of $46.6 million compared with $44.8 million during the comparable period in 2017, with the increase being primarily attributable to both an increase in the average realized selling price of gold and an increase in Attributable Gold Equivalent ounces sold.

During the year ended December 31, 2018, the Company had net cash outflows from investing activities of $36.3 million which were primarily the result of (i) the $45 million payment in connection with the Houndé royalty acquisition; and (ii) the acquisition of $13.0 million in investments and other; partially offset by $24.8 million in cash receipts largely driven from the sale of Equinox debt and equity investments as the Company continues to monetize its non-core investments. During the year ended December 31, 2017, the Company had net cash outflows from investing activities of $40.1 million which were primarily the result of: (i) $48.3 million in cash outflows relating to the Mariana acquisition which included the cash consideration of the transaction and associated acquisition costs, which were partially offset by the cash Mariana had on acquisition; (ii) $4.8 million in payments relating to the acquisition of investments and other assets; and (iii) $4.4 million in payments related to the acquisition of royalty interests; partially offset by: (i) $14.4 million of cash inflows largely resulting from the sale of investments as the Company continues to monetize its non-core investments and (ii) $3.6 million relating to Orezone exercising its option to repurchase its royalty on the Bomboré gold project.

During the year ended December 31, 2018, the Company had net cash outflows from financing activities of $17.2 million largely related to cash outflows of $20.5 million related to the redemption of the Company's common shares under the NCIB; partially offset by $3.3 million in proceeds from the exercise of stock options and warrants. During this same period, the Company drew down $16 million on its revolving credit facility to help fund the acquisition of the Houndé royalty. The $16 million draw down was subsequently repaid within the same period utilizing cash flow from operating activities and the proceeds from the sale of non-core investments. During the year ended December 31, 2017, the Company had net cash outflows from financing activities of $15.1 million largely related to cash out flows of $17.7 million related to the redemption of the Company's common shares under the NCIB and $2.6 million in proceeds from the exercise of stock options. Additionally, during the year ended December 31, 2017, the Company drew down $16 million on its revolving credit facility to fund a portion of the cash consideration required for the Mariana acquisition. The $16 million drawn down was subsequently repaid within the same period utilizing cash flow from operating activities and the proceeds from the sale of non-core investments.

— CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4, 5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3]
Bachelor Lake	20%	$500
Black Fox	8%	$551
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$455
Yamana silver stream	Varies	30% of silver spot price

1   *Subject to an annual inflationary adjustment except for Ming and Bachelor Lake.*

2   *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3   *For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4   *For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.*

5   *For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.*

6   *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

7   *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.*

8   *Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).*

9   *For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 6,000 ounces have been purchased.*

— SHARE CAPITAL

As of February 19, 2019, the Company had 178,890,736 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2016 equity financing used to reduce the balance of the Company's revolving credit facility.

A summary of the Company's share purchase options as of February 19, 2019 are as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1, 2]
2019	1,939,543	1,939,543	1.49–6.03	2.78
2020	1,172,668	1,172,668	3.60–3.64	3.61
2021	1,382,740	945,078	2.70–4.96	4.79
2022	1,257,534	727,537	4.96–15.00	5.19
2023	3,130,000	–	5.92	–
	8,882,485	**4,784,826**		**3.75**

1   *For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.*

2   *Weighted average exercise price of options that are exercisable.*

A summary of the Company's warrants as of February 19, 2019 are as follows:

Number outstanding	Exercise price per share	Expiry Date
3,000,000	$ 4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,965,400	4.00	November 3, 2020
22,965,400		

The Company has 2,377,436 Restricted Share Rights ("RSRs") outstanding as at February 19, 2019.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Year Ended Dec. 31, 2018		Year Ended Dec. 31, 2017
Employee salaries and benefits	$	1,818	$	2,340
Share based payments		2,695		2,594
Total key management compensation expense	**$**	**4,513**	**$**	**4,934**

— FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in other long term assets and trade and other payables. The Company's short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable which are included in other long term assets and trade and other payables approximate their carrying values at December 31, 2018.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in other long term assets, trade receivables and other and the Company's investments in convertible debentures. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's investments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debenture due from Equinox is subject to Equinox's credit risk, the Company's ability to realize on its security, and the risk that the value of Equinox's equity decreases below the puttable price of the instrument.

Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2018 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.3 million and other comprehensive income by $2.3 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants and investments of other companies with a combined fair market value as at December 31, 2018 of $60.2 million (December 31, 2017 – $78.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at December 31, 2018 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $0.8 million and other comprehensive income by $3.3 million.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 29, 2018, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Karma Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, Houndé Mine and other royalties and commodity streams in Sandstorm's portfolios are hereafter referred to as the "Mines".

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company's gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D'Ivoire, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company's 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Stream. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's prior years' tax returns are currently under audit by the Canada Revenue Agency ("CRA"), and no assurances can be given that tax matters, if they so arise will be resolved favorably. The CRA is currently finalizing an audit of Sandstorm Gold Ltd.'s 2010 – June 2015 tax returns and has issued a proposal letter dated October 2018. Based on the letter received, there would be no adverse implications for the Company's financial statements if the Company accepted the CRA's proposed adjustments. The majority of the Company's Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The profits attributable to the Company's historical Barbados entity have all been attributed to Canada and the profits from these Streams continue to be subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the "Metals"). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Information Systems and Cyber Security

The Company's information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties.

The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company's ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Solvency Risk of Counterparties

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2018 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2018, the disclosure controls and procedures (as defined in Rule 13(a)–15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

- ↗ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

- ↗ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

- ↗ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

- ↗ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2018, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls

There were no changes in internal controls of the Company during the year ended December 31, 2018 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

New Accounting Policies and Future Changes in Accounting Policies

The IASB has issued the following new standards but they are not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note. Note 3 of the Company's 2018 annual financial statements describes new accounting policies that have been adopted in the period.

IFRS 16: LEASES

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company's consolidated financial statements and the adoption of the new standard will not give rise to any material changes to the Company's processes, IT controls or consolidated financial statements.

IFRIC INTERPRETATION 23: UNCERTAINTY OVER INCOME TAX TREATMENTS

In June 2017, the IASB issued IFRS Interpretations Committee ("IFRIC") Interpretation 23 Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 becomes effective January 1, 2019 and is to be applied retrospectively. The Company's assessment of the impact on the Company's consolidated financial statements is ongoing, but it does currently anticipate a material impact on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2017 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams, Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Mine, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodity or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

"Nolan Watson"
President & Chief Executive Officer

"Erfan Kazemi"
Chief Financial Officer

February 19, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sandstorm Gold Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sandstorm Gold Ltd. and its subsidiaries, (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada

February 19, 2019

We have served as the Company's auditor since 2016.

SECTION 03

Consolidated Financial Statements

For The Year Ended December 31, 2018

Consolidated Statements of Financial Position

Expressed in U.S. Dollars ($000s)

Assets	Note	December 31, 2018		December 31, 2017
Current				
Cash and cash equivalents		$ 5,892	$	12,539
Short-term investments	9	13,937		18,252
Trade receivables and other		6,870		7,568
		$ 26,699	$	38,359
Non-current				
Mineral, royalty and other interests	6	$ 374,206	$	365,477
Hod Maden interest	8	127,224		177,452
Investments	9	46,243		60,630
Deferred income tax assets	12	9,038		13,581
Other long term assets		5,477		2,817
Exploration assets		–		2,599
Total assets		**$ 588,887**	**$**	**660,915**

Liabilities	Note	December 31, 2018		December 31, 2017
Current				
Trade and other payables		$ 4,980	$	6,438
Non-current				
Deferred income tax liabilities	12	$ 510	$	2,807
		$ 5,490	**$**	**9,245**

Equity		December 31, 2018		December 31, 2017
Share capital		$ 684,722	$	693,880
Reserves		20,712		23,659
Deficit		(19,263)		(25,135)
Accumulated other comprehensive loss		(102,774)		(40,734)
		$ 583,397	$	651,670
Total liabilities and equity		**$ 588,887**	**$**	**660,915**

Contractual obligations (Note 16)

Subsequent events (Note 18)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David De Witt",** *Director*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (Loss)

Expressed in U.S. Dollars ($000s)
Except for per share amounts

	Note	Year Ended December 31, 2018	Year Ended December 31, 2017
Sales	17	$ 50,632	$ 49,208
Royalty revenue	17	22,518	19,067
		$ 73,150	$ 68,275
Cost of sales, excluding depletion	17	$ 16,003	$ 15,321
Depletion	17	29,028	29,580
Total cost of sales		$ 45,031	$ 44,901
Gross profit		$ 28,119	$ 23,374
Expenses and other (income)			
▸ Administration expenses [1]	13	$ 6,897	$ 6,850
▸ Project evaluation [1]		4,356	4,450
▸ Foreign exchange loss (gain)		2,631	(2,434)
▸ Finance income		(76)	(722)
▸ Finance expense		1,661	2,187
▸ Mineral, royalty and other interests impairments	6 (c)	4,475	9,104
▸ (Gain) on mineral interest disposal and other	6 (b)	(498)	(4,848)
▸ (Gain) on revaluation of investments	9	(31)	(5,827)
Income before taxes		$ 8,704	$ 14,614
Current income tax expense	12	$ 1,290	$ 868
Deferred income tax expense	12	1,542	3,209
		$ 2,832	$ 4,077
Net income for the year		$ 5,872	$ 10,537
Basic earnings per share		$ 0.03	$ 0.06
Diluted earnings per share		$ 0.03	$ 0.06
Weighted average number of common shares outstanding			
▸ Basic	11 (e)	183,381,187	167,265,059
▸ Diluted	11 (e)	190,985,786	174,703,186
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$ 3,858	$ 3,785

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income for the year		$ 5,872	$ 10,537
Other comprehensive (loss) income for the year			
Items that may subsequently be re-classified to net income:			
Currency translation differences		$ (50,383)	$ (15,205)
Items that will not subsequently be re-classified to net income:			
(Loss) gain on FVTOCI investments	9	(10,953)	8,159
Tax (expense) recovery on FVTOCI investments		(704)	335
Total other comprehensive (loss) income for the year		$ (62,040)	$ (6,711)
Total comprehensive (loss) income for the year		$ (56,168)	$ 3,826

　　　The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note		Year Ended December 31, 2018		Year Ended December 31, 2017
Operating activities					
▸ Net income for the year		$	5,872	$	10,537
Items not affecting cash:					
▸ Depletion and depreciation and financing amortization		$	30,091	$	30,723
▸ Mineral, royalty and other interests impairments	6		4,475		9,104
▸ Deferred income tax expense			1,542		3,209
▸ Share based payments			3,858		3,785
▸ Unrealized foreign exchange loss (gain)			2,005		(2,122)
▸ Loss (gain) on mineral interest disposal and other			263		(5,433)
▸ (Gain) on revaluation of investments	9		(31)		(5,827)
▸ Changes in non-cash working capital	14		(1,493)		797
		$	46,582	$	44,773
Investing activities					
▸ Acquisition of mineral, royalty and other interests	6	$	(46,031)	$	(4,409)
▸ Proceeds from disposal of investments and other			24,770		14,352
▸ Acquisition of investments and other			(13,030)		(4,761)
▸ Investment in Hod Maden interest	8		(1,979)		(584)
▸ Proceeds from disposal of mineral, royalty and other interests			-		3,600
▸ Acquisition of Mariana Resources Limited			-		(48,299)
		$	(36,270)	$	(40,101)
Financing activities					
▸ Redemption of common shares (normal course issuer bid)	11	$	(20,464)	$	(17,729)
▸ Bank debt drawn			16,000		16,000
▸ Bank debt repaid			(16,000)		(16,000)
▸ Proceeds on exercise of warrants, options and other			3,313		2,605
		$	(17,151)	$	(15,124)
Effect of exchange rate changes on cash and cash equivalents		$	192	$	1,557
Net (decrease) in cash and cash equivalents		$	(6,647)	$	(8,895)
Cash and cash equivalents — beginning of the year			12,539		21,434
Cash and cash equivalents — end of the year		**$**	**5,892**	**$**	**12,539**

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of Changes in Equity

Expressed in U.S. Dollars ($000s)

	Note	Share Capital Number	Share Capital Amount	Reserves Share Options and Restricted Share Rights	Reserves Share Purchase Warrants	Deficit	Accumulated Other Comprehensive Loss	Total
At January 1, 2017		**151,931,282**	**$ 573,085**	**$ 10,898**	**$ 13,017**	**$ (35,672)**	**$ (34,023)**	**$ 527,305**
Options exercised	11 (b)	797,128	3,127	(1,114)	–	–	–	2,013
Warrants exercised	11 (c)	1,059,242	3,911	–	(2,803)	–	–	1,108
Vesting of restricted share rights		319,394	1,035	(1,035)	–	–	–	–
Expiration of unexercised warrants		–	7,874	–	(7,874)	–	–	–
Acquisition and cancellation of common shares (normal course issuer bid)		(4,106,772)	(17,729)	–	–	–	–	(17,729)
Shares issued for acquisition of Mariana Resources Ltd.	7	32,685,228	122,569	–	–	–	–	122,569
Issuance of Mariana Resources Ltd. replacement equity awards		–	–	3,207	5,578	–	–	8,785
Financing costs and other		–	8	–	–	–	–	8
Share based payments		–	–	3,785	–	–	–	3,785
Total comprehensive income (loss)		–	–	–	–	10,537	(6,711)	3,826
At December 31, 2017		**182,685,502**	**$ 693,880**	**$ 15,741**	**$ 7,918**	**$ (25,135)**	**$ (40,734)**	**$ 651,670**
Options exercised	11 (b)	1,440,907	4,834	(1,253)	–	–	–	3,581
Warrants exercised and expired	11 (c)	1,021,624	3,965	–	(2,954)	–	–	1,011
Vesting of restricted share rights		522,322	2,598	(2,598)	–	–	–	–
Acquisition and cancellation of common shares (normal course issuer bid)		(4,788,775)	(20,555)	–	–	–	–	(20,555)
Share based payments		–	–	3,858	–	–	–	3,858
Total comprehensive income (loss)		–	–	–	–	5,872	(62,040)	(56,168)
At December 31, 2018		**180,881,580**	**$ 684,722**	**$ 15,748**	**$ 4,964**	**$ (19,263)**	**$ (102,774)**	**$ 583,397**

   The accompanying notes are an integral part of these consolidated financial statements.

SECTION 04

Notes to the Consolidated Financial Statements

December 31, 2018 | Expressed in U.S. Dollars

1   NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine's production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 19, 2019.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

B   Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value or amortized cost.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C   Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all wholly owned), Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes

S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd., Sandstorm Metals & Energy (Canada) Ltd., Sandstorm Metals & Energy (US) Inc., Mariana Resources Limited and Mariana Turkey Limited. Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D   Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the Consolidated Statements of Income (Loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statements of Income (Loss).

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the Consolidated Statements of Financial Position.

E   Investment in Associate

An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Hod Maden interest on the Company's Consolidated Statements of Financial Position represents an investment in an associate.

The Company accounts for its investment in an associate using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company's share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The Company's share of income and losses of associates is recognized in net income during the period. Dividends received from an associate are accounted for as a reduction in the carrying amount of the Company's investment.

F   Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

G Mineral, Royalty and Other Interests

Mineral, royalty and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing mineral, royalty and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a mineral, royalty or other interest, an allocation of its fair value is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

H Impairment of Mineral, Royalty and Other Interests

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Fair value less costs of disposal is usually estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves and the portion of resources expected to be classified as mineral reserves as well as exploration potential expected to be converted into resources. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by analysts and management's expectations. The discount rate is estimated using an average discount rate incorporating analyst views to value precious metal royalty companies. Value in use is determined as the future value of present cash flows expected to be derived from continuing use of an asset in its present form for those assets where value in use exceeds fair value less costs of disposal. If it is determined that the recoverable amount is less than the carrying value then an impairment is recognized within net income (loss) immediately.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

I Exploration Assets

All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are expensed in the period incurred. Exploration and evaluation costs arising following the acquisition of an exploration licence are capitalised on a project-by-project basis. Costs incurred include appropriate technical and administrative overheads. Exploration assets are carried at historical cost less any impairment losses recognized. Exploration and evaluation activity includes geological and geophysical studies, exploratory drilling and sampling and resource development.

Upon demonstration of the technical and commercial feasibility of a project and a development decision, any past exploration and evaluation costs related to that project are subject to an impairment test and are reclassified in accordance with IAS 16, Property Plant and Equipment.

Management annually assesses exploration assets for impairment when facts and circumstances suggest that the carrying value of capitalized exploration costs may not be recoverable.

J   Revenue Recognition

Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty and mineral stream interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty and mineral stream interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is transferred by the Company to its third-party customers.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

K   Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes S.A., Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd., Sandstorm Metals & Energy (Canada) Ltd., Sandstorm Metals & Energy (US) Inc., Mariana Resources Limited and Mariana Turkey Limited the functional currency is the U.S. dollar.

The functional currency of the Company's Hod Maden interest in associate is the Turkish Lira. To translate the Hod Maden interest to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the average exchange rates during the period. All resulting exchange differences are recognized in other comprehensive income (loss).

Transactions in foreign currencies are initially recorded in the entity's functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

L   Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, short and long-term investments, loans receivable which are included in other long term assets, and trade and other payables. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, trade receivables and other, and loans receivable which are included in other long term assets are classified as financial assets at amortized cost and trade and other payables and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

The company's financial assets which are subject to credit risk include cash and cash equivalents, trade receivables and other and loans receivable which are included in other long term assets. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company's financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no impairment losses recognized on financial assets during the years ended December 31, 2018 and December 31, 2017.

Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Investments in warrants and convertible debt instruments are classified as fair value through profit or loss ("FVTPL"). These warrants, and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

M Inventory

When refined gold or the applicable commodity, under the Stream agreement, is delivered to the Company, it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the related mineral interest.

N Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

O Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with

Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

P   Share Capital and Share Purchase Warrants

The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model ("BSM") as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.

Q   Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

R   Share Based Payments

The Company recognizes share based compensation expense for all share purchase options and restricted share rights ("RSRs") awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statements of Income (Loss).

The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. The Company uses its competitors market data with respect to expected volatility and expected dividend yield to the extent these factors are indicative of the Company's future expectations. The expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

S　Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

T　Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company's operating segments are components of the Company's business for which discrete financial information is available and which are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

3　NEW ACCOUNTING POLICIES AND FUTURE CHANGES IN ACCOUNTING POLICIES

Adoption of IFRS 15: Revenue From Contracts With Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It has replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15

requires that revenue be recognized when control of goods or services transfers to the customer whereas under the previous standard, IAS 18, revenue was recognized when the risks or rewards of the goods or services transferred to the customer.

The Company has adopted IFRS 15 using the modified retrospective approach with the effect of initially applying this standard recognized at the date of initial application – January 1, 2018. Accordingly, the information presented for 2017 has not been restated and is presented, as previously reported, under IAS 18 and related interpretations. Because the adoption of IFRS 15 did not result in a change to the timing and measurement of the Company's revenue, there was no impact on retained earnings at January 1, 2018.

IFRS 16: Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The new standard is not expected to have a material impact on the Company's consolidated financial statements and the adoption of the new standard will not give rise to any material changes to the Company's processes, IT controls or consolidated financial statements.

IFRIC Interpretation 23: Uncertainty Over Income Tax Treatments

In June 2017, the IASB issued IFRS Interpretations Committee ("IFRIC") Interpretation 23 Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 becomes effective January 1, 2019 and is to be applied retrospectively. The Company's assessment of the impact on the Company's consolidated financial statements is ongoing, but it does currently anticipate a material impact on the consolidated financial statements.

4 KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A Attributable Reserve and Resource Estimates

Mineral, royalty and other interests are a significant class of assets of the Company, with a carrying value of $374.2 million at December 31, 2018 (2017 - $365.5 million). This amount represents the capitalized expenditures related to the acquisition of the mineral, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has purchase and royalty agreements, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in

the reserve or resource estimates may impact the carrying value of the Company's mineral, royalty and other interests and depletion charges.

The Company's mineral and royalty interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company's mineral and royalty interests. These calculations require the use of estimates and assumptions, including the amount of recoverable resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

B Investments

In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

↗ The purpose and design of the investee entity.

↗ The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.

↗ The size of the Company's equity ownership and voting rights, including potential voting rights.

↗ The size and dispersion of other voting interests, including the existence of voting blocks.

↗ Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

↗ Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.

C   Income Taxes

The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Chile, Ecuador, Turkey, Guernsey, Mexico or any of the countries in which the mining operations are located or to which shipments of gold and other metals are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgements and estimates made to recognize and measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgements. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 12 for more information.

D   Impairment of Assets

There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each mineral, royalty and other interest, including assessing whether there are observable indications that the asset's value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, and operating performance.

The recoverable amout is determined by calculating the present value of expected future cash flows. The discount rate is based on the Company's weighted average cost of capital, adjusted for various risks. The expected future cash flows are management's best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream or royalty based on detailed life of mine plans received from each of the mine operators. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when determining the fair value attributable to acquired mineral and royalty interests. Expected future revenues also reflect management's estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are established based on the terms of each Gold Stream, Stream, or royalty, as disclosed in note 16 to the financial statements.

During the year ended December 31, 2018, the Company recorded an impairment charge of $4.5 million (2017 — $9.1 million).

E   Accounting for Acquisition of Assets and Interests

The Company's business is the acquisition of Gold Streams, Streams, and royalties. Each mineral, royalty and other interest agreement has its own unique terms and judgement is required to assess the appropriate accounting treatment.

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of mineral, royalty and other interests generally requires a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

F   Functional Currency

The functional currency for each of the Company's subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

5   FINANCIAL INSTRUMENTS

A   Capital Risk Management

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At December 31, 2018, the capital structure of the Company consists of $583.4 million (2017 — $651.7 million) of equity attributable to common shareholders, comprising of issued capital (note 11), accumulated reserves, deficit and accumulated other comprehensive income (loss). The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit agreement governing bank debt. The Company is in compliance

with the debt covenants described in note 10 as at December 31, 2018.

B   Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company's results.

Level 3 | Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2018 and December 31, 2017. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2018:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant un-observable inputs (Level 3)
Short-term investments				
▶ Convertible debt	$ 13,937	$ -	$ 13,937	$ -
Long-term investments				
▶ Common shares held	$ 33,139	$ 33,139	$ -	$ -
▶ Warrants and other	2,106	-	2,106	-
▶ Convertible debt	10,998	-	10,998	-
	$ 60,180	**$ 33,139**	**$ 27,041**	**$ -**

As at December 31, 2017:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant un-observable inputs (Level 3)
Short-term investments				
▶ Common shares held	$ 3,252	$ 3,252	$ -	$ -
▶ Convertible debt	15,000	-	15,000	-
Long-term investments				
▶ Common shares held	$ 40,722	$ 40,722	$ -	$ -
▶ Warrants and other	3,313	-	3,313	-
▶ Convertible debt	16,595	-	16,595	-
	$ 78,882	**$ 43,974**	**$ 34,908**	**$ -**

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable which are included in long term assets, and trade and other payables, approximate their carrying values at December 31, 2018 and December 31, 2017 due to their short-term nature. There were no transfers between the levels of the fair value hierarchy during the years ended December 31, 2018 and December 31, 2017.

C   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in long term assets, trade receivables and other and the Company's investments in convertible debentures. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's investments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debenture due from Equinox Gold Corp. ("Equinox") is subject to Equinox's credit risk, the Company's ability to realize on its security, and the risk that the value of Equinox's equity decreases below the puttable price of the instrument.

D   Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2018 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.3 million and other comprehensive income by $2.3 million, respectively.

E   Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company's Revolving Facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at December 31, 2018, the Company had cash and cash equivalents of $5.9 million (December 31, 2017 — $12.5 million). Sandstorm holds common shares, convertible debentures, and warrants and other of other companies with a combined fair market value as at December 31, 2018, of $60.2 million (December 31, 2017 — $78.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

F   Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long term investments are impacted by various underlying factors including commodity prices. Based on the Company's investments held as at December 31, 2018 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $0.8 million and other comprehensive income by $3.3 million.

6   MINERAL, ROYALTY AND OTHER INTERESTS

A   Carrying Amount

As of and for the year ended December 31, 2018:

In $000s	Cost			Accumulated Depletion					Carrying Amount
	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	
Aurizona *Brazil*	$ 11,033	$ –	$ 11,033	$ 310	$ –	$ –	$ –	$ 310	$ 10,723
Bachelor Lake *Canada*	24,009	20	24,029	23,183	381	–	–	23,564	465
Black Fox *Canada*	37,791	8	37,799	26,831	1,260	–	–	28,091	9,708
Bracemac-McLeod *Canada*	21,495	–	21,495	15,194	1,327	–	–	16,521	4,974
Chapada *Brazil*	69,528	–	69,528	6,502	4,100	–	–	10,602	58,926
Diavik *Canada*	53,111	–	53,111	17,872	5,697	–	–	23,569	29,542
Hod Maden *Turkey*	5,818	–	5,818	–	–	–	–	–	5,818
Houndé *Burkina Faso*	–	45,036	45,036	–	4,478	–	–	4,478	40,558
Hugo North Extension and Heruga *Mongolia*	35,351	–	35,351	–	–	–	–	–	35,351
Karma *Burkina Faso*	26,289	–	26,289	6,203	3,270	400	–	9,873	16,416
Ming *Canada*	20,070	–	20,070	9,046	120	700	–	9,866	10,204
Santa Elena *Mexico*	23,342	12	23,354	20,466	584	8	–	21,058	2,296
Yamana silver stream *Argentina*	74,236	–	74,236	3,680	2,392	–	–	6,072	68,164
Other Royalties [2]	203,198	1,577	204,775	115,298	3,941	–	4,475	123,714	81,061
Other [3]	9,461	(4,657)	4,804	4,670	134	–	–	4,804	–
Total [4]	$ 614,732	$ 41,996	$ 656,728	$ 249,255	$ 27,684	$ 1,108	$ 4,475	$ 282,522	$ 374,206

1   *Depletion during the period in the Consolidated Statements of Income (loss) of $29.0 million is comprised of depletion expense for the period of $27.7 million, and $1.3 million from depletion in ending inventory as at December 31, 2017.*

2   *Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and other.*

3   *Includes Koricancha Stream and other.*

4   *Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $58.1 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $316.1 million.*

As of and for the year ended December 31, 2017:

In $000s	Cost			Accumulated Depletion					Carrying Amount
	Opening	Net Additions (Disposals)	Ending	Opening	Depletion[1]	Depletion in Ending Inventory	Impairment	Ending	
Aurizona *Brazil*	$ 11,033	$ -	$ 11,033	$ 310	$ -	$ -	$ -	$ 310	$ 10,723
Bachelor Lake *Canada*	23,972	37	24,009	19,339	3,823	21	-	23,183	826
Black Fox *Canada*	37,761	30	37,791	24,395	2,253	183	-	26,831	10,960
Bracemac-McLeod *Canada*	21,495	-	21,495	13,378	1,816	-	-	15,194	6,301
Chapada *Brazil*	69,528	-	69,528	2,737	3,765	-	-	6,502	63,026
Diavik *Canada*	53,111	-	53,111	11,792	6,080	-	-	17,872	35,239
Hod Maden *Turkey*	5,818	-	5,818	-	-	-	-	-	5,818
Hugo North Extension and Heruga *Mongolia*	35,351	-	35,351	-	-	-	-	-	35,351
Karma *Burkina Faso*	26,289	-	26,289	2,619	2,913	671	-	6,203	20,086
Ming *Canada*	20,068	2	20,070	8,585	185	276	-	9,046	11,024
Santa Elena *Mexico*	23,342	-	23,342	19,308	992	166	-	20,466	2,876
Yamana silver stream *Argentina*	74,234	2	74,236	1,427	2,253	-	-	3,680	70,556
Other Royalties [2]	200,602	2,596	203,198	102,114	4,080	-	9,104	115,298	87,900
Other [3]	10,725	(1,264)	9,461	4,540	103	27	-	4,670	4,791
Total [4]	$ 613,329	$ 1,403	$ 614,732	$ 210,544	$ 28,263	$ 1,344	$ 9,104	$ 249,255	$ 365,477

1   *Depletion during the year in the Consolidated Statements of Income (loss) of $29.6 million is comprised of depletion expense for the year of $28.3 million, and $1.3 million from depletion in ending inventory as at December 31, 2016.*

2   *Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, the Early Gold Deposit, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, Forrestania and other.*

3   *Includes Koricancha Stream and other.*

4   *Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $52.3 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $313.2 million.*

B   Significant Updates and Other Transactions

During the year ended December 31, 2018:

Houndé

On January 17, 2018, the Company acquired a 2% net smelter returns royalty ("NSR") on the producing Houndé gold mine in Burkina Faso, owned and operated by Endeavour Mining Corporation. The royalty was acquired from Acacia Mining PLC for $45 million in cash and covers the Kari North and Kari South tenements.

Koricancha

In August 2018, the Company disposed of its interest in the Koricancha Gold Stream. The fair value of the financial instruments received on disposal amounted to $4.3 million, resulting in a $0.4 million loss.

During the year ended December 31, 2017:

Bachelor Lake Stream

On September 29, 2017, the Company amended its Gold Stream with Metanor Resources Inc. ("Metanor"). Metanor was subsequently acquired by Bonterra Resources Inc. ("Bonterra") in 2018. Under the amended terms, once a cumulative 12,000 ounces of gold have been purchased by the Company, during the period between October 1, 2017 and October 1, 2019, the Gold Stream will convert to a 3.9% NSR. As part of the amendment, Bonterra agreed it will sell a minimum of 1,500 ounces of gold to Sandstorm at a per ounce cash payment of equal to the lesser of $500 and the then prevailing price of gold, on a quarterly basis until the 12,000 ounce threshold has been reached. Under the previous Gold Stream, there were no requirements for minimum deliveries nor was there a subsequent conversion of the Gold Stream into a NSR. In consideration for entering into the amendment, Sandstorm received:

▸ a 3.9% NSR on Bonterra's Barry project; and

▸ $2.0 million in the common shares of Metanor

Bonterra may elect to reduce the 3.9% NSR on the Bachelor Lake or Barry projects by making a $2.0 million payment to Sandstorm in each case (the "Purchase Option"). Upon exercising either of the Purchase Options, the respective Sandstorm NSR will decrease to 1.8%. In addition to the Gold Stream, Sandstorm has an already existing 1% NSR on the Bachelor Lake gold mine, which remains unaffected by the amendment. In connection with the partial disposition of the stream, the Company recognized a $3.0 million gain in other income during the year ended December 31, 2017.

C   Impairments

During the year ended December 31, 2018:

As a result of an update to the production profile of the Gualcamayo mine and the estimated future ounces expected from the royalty, the Company re-evaluated the carrying value of its royalty investment. As a result of this review, the Company recorded an impairment charge of $4.5 million ($3.2 million, net of tax). The recoverable amount of $2.5 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. Key assumptions used in the cash flow forecast were: a 3 year mine life, a long term gold price of $1,300 and a 4% discount rate.

During the year ended December 31, 2017:

A reduction in the mineral resource estimate for the Coringa gold project announced during the period prompted the Company to evaluate the carrying value of its royalty investment. As a result of this review, the Company recorded an impairment charge of $4.5 million. The recoverable amount of $3.4 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. Key assumptions used in the cash flow forecast were: a 5 year mine life, a long term gold price of $1,300 and a 6% discount rate.

As a result of an update to the production profile of the Emigrant Springs mine and the ounces expected from the area subject to the royalty, the Company re-evaluated the carrying value of its investment. Based on its review, the Company recorded an impairment charge of $4.6 million. The recoverable amount of $0.5 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. Key assumptions used in the cash flow forecast were: a 1–3 year mine life, a long term gold price of $1,300 and a 4% discount rate.

7   ACQUISITION OF MARIANA RESOURCES LIMITED

On July 3, 2017, Sandstorm completed its previously announced arrangement to acquire all the issued and ordinary shares of Mariana Resources Ltd. (that Sandstorm did not already own) ("Mariana") (the "Arrangement"). Under the terms of the Arrangement and as consideration for the acquisition, the Company issued 32,685,228 common shares and paid an additional $47.3 million in cash. In addition, all outstanding stock options and warrant holders of Mariana received 0.3487 Sandstorm stock option or warrant for each Mariana stock option or warrant previously held. The transaction was accounted for as an asset acquisition, with the capitalized costs of $199.6 million being determined by reference to the fair value of the net assets acquired.

As part of the transaction, the Company acquired a 30% net profits interest in the Hod Maden gold-copper project, located in the Artvin Province, northeastern Turkey ("Hod Maden" or "Hod Maden Interest"). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S., who owns the remaining interest in the project. On acquisition, the fair value ascribed to the net profits interest was $190.7 million. In determining the fair value of the Company's interest in Hod Maden, a discounted cash flow model was utilized. Key assumptions used in the analysis were a 7% discount rate, a long term gold price of $1,300 and an estimated mine life of 12–14 years.

The Company's 30% net profits interest in Hod Maden represents an investment in an associate and is accounted for in accordance with IAS 28 — Investments in associates and joint ventures. Refer to note 8 for further information.

In addition, the acquisition of Mariana included exploration properties in Côte d'Ivoire, Turkey,

and Argentina. The fair value of $5.0 million ascribed to these assets was determined based on management's best estimate of the recoverable value and took into consideration the exploration expenditures at the respective properties. During the years ended December 31, 2017 and December 31, 2018, Sandstorm was able to dispose of a number of these properties in exchange for receiving NSRs and equity to be granted to Sandstorm in the future. The other assets acquired in the transaction included cash and other assets of approximately $5.0 million and accounts payable and accrued liabilities of approximately $1.1 million. Other key assumptions utilized in the fair value assessment of the replacement warrants and options included a risk-free annual interest rate of approximately 1%, an expected volatility of up to 30% and an expected average life of up to 1.6 years.

8   HOD MADEN INTEREST

On July 3, 2017, the Company acquired a 30% net profits interest in Artmin Madencilik Sanaya ve Ticaret A.S, incorporated in Turkey which owns and operates the Hod Maden project. This interest is accounted for using the equity method and its financial results are adjusted, where appropriate, to give effect to uniform accounting policies.

The following table summarizes the changes in the carrying amount of the Company's Hod Maden interest:

In $000s	Year Ended December 31, 2018	Year Ended December 31, 2017
Beginning of Year	$ 177,452	$ –
Acquisition of Investment in Associate (note 7)	–	190,714
Company's share of net income (loss) of associate	(178)	(28)
Capital investment	1,979	584
Currency translation adjustments	(52,029)	(13,818)
End of Year	**$ 127,224**	**$ 177,452**

Summarized financial information for the Company's investment in associate, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Year Ended December 31, 2018	Period Ended[1] December 31, 2017
Revenue	$ –	$ –
Administration expenses	(1,140)	(113)
Other income	546	20
Total net (loss) income	(594)	(93)
Company's share of net (loss) income of associate	**$ (178)**	**$ (28)**

1   *Financial results presented above pertain to the period beginning July 3, 2017, the date of acquisition, to December 31, 2017*

In $000s	December 31, 2018	December 31, 2017
Current Assets	$ 668	$ 619
Non-current Assets	423,758	591,343
Total Assets	$ 424,426	$ 591,962
Current Liabilities	$ 347	$ 456
Non-current Liabilities	–	–
Total Liabilities	$ 347	$ 456
Net Assets	$ 424,079	$ 591,506
Company's share of net assets of associate	**$ 127,224**	**$ 177,452**

9 INVESTMENTS

As of and for the year ended December 31, 2018:

In $000s	Fair Value Jan. 1, 2018	Net Additions (Disposals)	Transfers	Fair Value Adjustment	Fair Value Dec. 31, 2018
Short-term investments					
▸ Common shares [1]	$ 3,252	$ (3,252)	$ –	$ –	$ –
▸ Convertible debt instruments [2]	15,000	(11,000)	8,976	961	13,937
Total short-term investments	$ 18,252	$ (14,252)	$ 8,976	$ 961	$ 13,937
Non-current investments					
▸ Common shares [1]	$ 40,722	$ 3,370	$ –	$ (10,953)	$ 33,139
▸ Warrants and other [2]	3,313	697	–	(1,904)	2,106
▸ Convertible debt instruments [2]	16,595	2,405	(8,976)	974	10,998
Total non-current investments	$ 60,630	$ 6,472	$ (8,976)	$ (11,883)	$ 46,243
Total Investments	**$ 78,882**	**$ (7,780)**	**$ –**	**$ (10,922)**	**$ 60,180**

1 *Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.*

2 *Fair value adjustment recorded within Net Income (loss) for the period.*

On January 3, 2018, the Company completed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. to Mr. Ross Beaty.

As of and for the year ended December 31, 2017:

In $000s	Fair Value Jan. 1, 2017	Net Additions (Disposals)	Transfers	Fair Value Adjustment	Fair Value Dec. 31, 2017
Short-term investments					
▸ Common shares [1]	$ –	$ –	$ 3,252	$ –	$ 3,252
▸ Convertible debt instruments [2]	–	–	15,000	–	15,000
Total short-term investments	$ –	$ –	$ 18,252	$ –	$ 18,252
Non-current investments					
▸ Common shares [1]	$ 28,850	$ 6,965	$ (3,252)	$ 8,159	$ 40,722
▸ Warrants and other [2]	3,404	(1,979)	–	1,888	3,313
▸ Convertible debt instruments [2]	29,039	(1,383)	(15,000)	3,939	16,595
Total non-current investments	$ 61,293	$ 3,603	$ (18,252)	$ 13,986	$ 60,630
Total Investments	**$ 61,293**	**$ 3,603**	**$ –**	**$ 13,986**	**$ 78,882**

1 *Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.*

2 *Fair value adjustment recorded within Net Income (loss) for the period.*

10 REVOLVING FACILITY AND DEFERRED FINANCING COSTS

In December 2018, the Company amended its revolving credit agreement, allowing the Company to borrow up to $225 million (the "Revolving Facility"), for general corporate purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and Royal Bank of Canada (the "Syndicate"). The Revolving Facility matures on December 20, 2022 and is extendable by mutual consent of Sandstorm and the Syndicate. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.00% – 3.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.45% – 0.675% per annum, dependent on the Company's leverage ratio.

Under the credit agreement, the Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the credit facility agreement) of less than or equal to 3.50:1.00 for each fiscal quarter. For any consecutive eight fiscal quarters following a material permitted acquisition, the Company is required to maintain a leverage ratio of less than or equal to 4.00:1.00. The Company must also maintain an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter. The Company is further required to maintain a tangible net worth greater than the aggregate of $136.8 million and 50% of positive net income for each fiscal quarter beginning with the fiscal quarter ended September 30, 2017. The Revolving Facility is secured against the Company's assets, including the Company's mineral, royalty and other interests and investments.

As of December 31, 2018, the Company was in compliance with the covenants and the balance of the Revolving Facility was nil.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2018, deferred financing costs, net of accumulated amortization, was $2.5 million (December 31, 2017 — $2.3 million).

11 SHARE CAPITAL AND RESERVES

A   Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2019, to purchase up to 9,191,777 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the year ended December 31, 2018 and pursuant to the NCIB, the Company purchased and cancelled an aggregate of 4,788,775 common shares.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company's issued common shares as at the date of the grant.

During the year ended December 31, 2018, the Company issued 3,130,000 options with a weighted average exercise price of CAD5.92 and a fair value of $2.8 million or $0.90 per option. The fair value of the options granted was determined using a Black-Scholes model using the following weighted average assumptions: grant date share price and exercise price of CAD5.92, expected volatility of 30%, risk-free interest rate of 1.90% and an expected life of 3 years. Expected volatility was determined by considering the trailing 3 year historic average share price volatility of similar companies in the same industry and business model.

A summary of the Company's options and the changes for the period are as follows:

	Note	Number of Options	Weighted Average Exercise Price (CAD)[1]
Options outstanding at December 31, 2016		**6,235,180**	**4.71**
Mariana Resources Ltd. replacement options[1]	7	2,078,248	3.41
Granted		795,000	5.50
Exercised		(797,128)	(3.23)
Expired unexercised		(584,983)	(15.29)
Options outstanding at December 31, 2017		**7,726,317**	**3.79**
Granted		3,130,000	5.92
Exercised		(1,440,907)	(3.22)
Expired unexercised		(77,436)	(7.19)
Forfeited		(15,333)	(4.96)
Options outstanding at December 31, 2018		**9,322,641**	**4.58**

1   *For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.*

The weighted-average share price, at the time of exercise, for those shares that were exercised during the year ended December 31, 2018 was CAD6.07 per share (2017: CAD5.69). The weighted average remaining contractual life of the options as at December 31, 2018 was 3.02 years (2017: 2.82 years).

A summary of the Company's share purchase options as of December 31, 2018 is as follows:

Year of expiry	Number outstanding	Vested	Exercise Price per share (range) (CAD)[1]	Weighted average exercise price per share (CAD)[1,2]
2019	2,327,033	2,327,033	1.49–6.03	2.74
2020	1,225,334	1,225,334	3.60–3.64	3.61
2021	1,382,740	945,078	2.70–4.96	4.79
2022	1,257,534	727,537	4.96–15.00	5.19
2023	3,130,000	–	5.92	–
	9,322,641	**5,224,982**		**3.66**

1   *For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.*

2   *Weighted average exercise price of options that are exercisable.*

C   Share Purchase Warrants

A summary of the Company's warrants and the changes for the period are as follows:

	Note	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2016		**28,046,400**	**28,046,400**
Mariana Resources Ltd. replacement options	7	2,025,314	2,025,314
Exercised		(1,059,242)	(1,059,242)
Expired unexercised		(5,002,500)	(5,002,500)
Warrants outstanding at December 31, 2017		**24,009,972**	**24,009,972**
Exercised		(1,021,624)	(1,021,624)
Expired unexercised		(22,948)	(22,948)
Warrants outstanding at December 31, 2018		**22,965,400**	**22,965,400**

A summary of the Company's warrants as of December 31, 2018 are as follows:

Number Outstanding	Exercise price per share	Expiry Date
3,000,000	$ 4.50	March 23, 2020
15,000,000	3.50	October 27, 2020
4,965,400	4.00	November 3, 2020
22,965,400		

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights ("RSRs") to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 3,800,000 restricted share rights.

During the year ended December 31, 2018, the Company granted 619,300 RSRs with a fair value of $2.7 million, a three year vesting term, and a weighted average grant date fair value of $4.43 per unit. As at December 31, 2018, the Company had 2,377,436 RSRs outstanding.

E Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (excluding per share amounts)		Year Ended December 31, 2018		Year Ended December 31, 2017
Net income for the year	$	5,872	$	10,537
Basic weighted average number of shares		183,381,187		167,265,059
Basic earnings per share	$	0.03	$	0.06
Effect of dilutive securities				
▸ Stock options		2,146,601		2,217,597
▸ Warrants		3,821,430		3,582,912
▸ Restricted share rights		1,636,568		1,637,618
Diluted weighted average number of common shares		190,985,786		174,703,186
Diluted earnings per share	$	0.03	$	0.06

The following table lists the number of stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD5.73 during the year ended December 31, 2018 (2017: CAD5.55), or because a performance obligation had not been met as at December 31, 2018.

	Year Ended December 31, 2018	Year Ended December 31, 2017
Stock Options	1,010,489	1,967,557
Warrants	3,000,000	6,412,664

12 INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s		Year Ended December 31, 2018		Year Ended December 31, 2017
Income before income taxes	$	8,704	$	14,614
Canadian federal and provincial income tax rates		27%		26%
Income tax expense based on the above rates	$	2,350	$	3,800
Increase (decrease) due to:				
▸ Non-deductible expenses and permanent differences	$	1,053	$	989
▸ Change in unrecognized temporary differences		–		1,146
▸ Non-taxable portion of capital gain or loss		(4)		(1,801)
▸ Change in future substantively enacted tax rate		(401)		(84)
▸ Change in valuation allowance and other		(166)	$	27
Income tax expense	$	**2,832**	$	**4,077**

The deferred tax assets and liabilities are shown below:

In $000s		As at December 31, 2018		As at December 31, 2017
Deferred Income Tax Assets				
▸ Non-capital losses	$	29,391	$	30,027
▸ Share issue costs and other		1,882		1,966
▸ Mineral, royalty and other interests		(22,235)		(18,412)
Total deferred income tax assets	$	9,038	$	13,581
Deferred Income Tax Liabilities				
▸ Mineral, royalty and other interests	$	(510)	$	(2,807)
Total deferred income tax liabilities	$	(510)	$	(2,807)
Total deferred income tax asset, net	$	**8,528**	$	**10,774**

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2018 of $108.9 million (2017: $111.2 million) as it is probable that there will be future taxable profits to recover the deferred tax assets.

Movement in net deferred income taxes:

In $000s	Year Ended December 31, 2018		Year Ended December 31, 2017	
Balance, beginning of the year	$	**10,774**	$	**13,646**
Recognized in net income (loss) for the year		(1,542)		(3,209)
Recognized in equity		–		2
Recognized in other comprehensive income (loss) for the year		(704)		335
Balance, end of year	$	**8,528**	$	**10,774**

The Company has deductible unused tax losses, for which a deferred tax asset has been recognized, expiring as follows:

In $000s	Location	Amount		Expiration
Non-capital loss carry-forwards	Canada	$	108,857	2030 – 2036

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2018 are $34.2 million (2017: $34.3 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

13 ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2018		Year Ended December 31, 2017	
Corporate administration	$	1,925	$	1,850
Employee benefits and salaries		1,939		2,035
Professional fees		817		801
Administration expenses before share based compensation	$	4,681	$	4,686
Equity settled share based compensation (a non-cash expense)	$	2,216	$	2,164
Total administration expenses	$	**6,897**	$	**6,850**

14 SUPPLEMENTAL CASH FLOW INFORMATION

In $000s		Year Ended December 31, 2018		Year Ended December 31, 2017
Change in non-cash working capital:				
▸ Trade receivables and other	$	(506)	$	(602)
▸ Trade and other payables		(987)		1,399
Net (decrease) increase in cash	$	**(1,493)**	$	**797**
Significant non-cash transactions:				
▸ Shares and replacement equity awards issued for Mariana acquisition	$	–	$	131,354
▸ Financial instruments received in disposal of mineral, royalty and other interests	$	4,275	$	–

15 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Year Ended December 31, 2018		Year Ended December 31, 2017
Employee salaries and benefits	$	1,818	$	2,340
Share based payments		2,695		2,594
Total key management compensation expense	$	**4,513**	$	**4,934**

16 CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [4, 5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3]
Bachelor Lake	20%	$500
Black Fox	8%	$540
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$455
Yamana silver stream	Varies	30% of silver spot price

1   *Subject to an annual inflationary adjustment except for Ming and Bachelor Lake.*

2   *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3   *For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4   *For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.*

5   *For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.*

6   *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

7   *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.*

8   *Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana silver stream, through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).*

9   *For the Bachelor Lake Gold Stream, the Company has committed to purchase 20% of gold produced until 6,000 ounces have been purchased.*

17 SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2018

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Mineral, royalty and other interests impairments	(Gain) loss on mineral interest disposal and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake *Canada*	**Gold**	$ 6,923	$ 280	$ 2,667	$ 402	$ -	$ -	$ 4,134	$ 4,756
Black Fox *Canada*	**Gold**	5,674	-	2,396	1,443	-	-	1,835	3,484
Bracemac-McLeod[1] *Canada*	**Various**	-	3,237	-	1,327	-	-	1,910	3,370
Chapada *Brazil*	**Copper**	11,608	-	3,469	4,100	-	-	4,039	8,139
Diavik *Canada*	**Diamonds**	-	7,197	-	5,697	-	-	1,500	7,047
Houndé *Burkina Faso*	**Gold**	-	6,744	-	4,478	-	-	2,266	5,393
Karma *Burkina Faso*	**Gold**	8,041	-	1,610	3,941	-	-	2,490	6,539
Ming *Canada*	**Gold**	940	-	-	396	-	-	544	940
Santa Elena *Mexico*	**Gold**	13,097	-	4,652	750	-	-	7,695	8,908
Yamana silver stream *Argentina*	**Silver**	3,808	-	1,166	2,392	-	-	250	2,645
Other Royalties[2]	**Various**	-	5,060	-	3,941	4,475	(759)	(2,597)	4,734
Other	**Gold**	541	-	43	161	-	538	(201)	506
Total Segments		$ 50,632	$ 22,518	$ 16,003	$ 29,028	$ 4,475	$ (221)	$ 23,865	$ 56,461
Corporate:									
▸ Administration & Project evaluation expenses		-	-	-	-	-	-	(11,253)	(7,378)
▸ Foreign exchange loss		-	-	-	-	-	-	(2,630)	-
▸ Gain on revaluation of investments		-	-	-	-	-	-	30	-
▸ Finance expense, net		-	-	-	-	-	-	(1,585)	(1,029)
▸ Other		-	-	-	-	-	(277)	277	(1,472)
Total Corporate		$ -	$ -	$ -	$ -	$ -	$ (277)	$ (15,161)	$ (9,879)
Consolidated		**$ 50,632**	**$ 22,518**	**$ 16,003**	**$ 29,028**	**$ 4,475**	**$ (498)**	**$ 8,704**	**$ 46,582**

1   *Royalty revenue from Bracemac-McLeod consists of $1.0 million from Copper and $2.2 million from Zinc.*

2   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $0.8 million, the United States of $0.6 million, Argentina of $1.3 million, Honduras of $1.2 million and other of $1.2 million. Includes royalty revenue from Gold of $4.3 million and Other Base Metals of $0.8 million.*

For the year ended December 30, 2017

In $000s	Product	Sales	Royalty revenue	Cost of sales, excluding depletion	Depletion	Impairment of mineral, royalty and other interests	(Gain) loss on mineral interest disposal and other	Income (loss) before taxes	Cash flow from operating activities
Bachelor Lake *Canada*	Gold	$ 7,706	$ 379	$ 3,082	$ 4,074	$ -	$ (2,952)	$ 3,881	$ 5,030
Black Fox *Canada*	Gold	6,693	-	2,847	2,520	-	-	1,326	3,953
Bracemac-McLeod[1] *Canada*	Various	-	4,074	-	1,816	-	-	2,258	3,948
Chapada *Brazil*	Copper	11,001	-	3,249	3,765	-	-	3,987	7,753
Diavik *Canada*	Diamonds	-	7,150	-	6,080	-	-	1,070	6,781
Karma *Burkina Faso*	Gold	6,863	-	1,365	3,437	-	-	2,061	5,489
Ming *Canada*	Gold	796	-	-	356	-	-	440	796
Santa Elena *Mexico*	Gold	11,570	-	3,485	1,098	-	-	6,987	7,548
Yamana silver stream *Argentina*	Silver	4,252	-	1,267	2,253	-	-	732	2,985
Other Royalties [2]	Various	-	7,464	-	4,078	9,104	(459)	(5,259)	9,745
Other	Gold	327	-	26	103	-	(186)	384	294
Total Segments		$ 49,208	$ 19,067	$ 15,321	$ 29,580	$ 9,104	$ (3,597)	$ 17,867	$ 54,322
Corporate:									
▶ Administration & Project evaluation expenses		-	-	-	-	-	-	(11,300)	(7,408)
▶ Foreign exchange gain		-	-	-	-	-	-	2,434	-
▶ Gain on revaluation of investments		-	-	-	-	-	-	5,827	-
▶ Finance expense, net		-	-	-	-	-	-	(1,465)	(1,593)
▶ Other		-	-	-	-	-	(1,251)	1,251	(548)
Total Corporate		$ -	$ -	$ -	$ -	$ -	$ (1,251)	$ (3,253)	$ (9,549)
Consolidated		$ 49,208	$ 19,067	$ 15,321	$ 29,580	$ 9,104	$ (4,848)	$ 14,614	$ 44,773

1   *Royalty revenue from Bracemac-McLeod consists of $1.5 million from Copper and $2.6 million from Zinc.*

2   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain, Forrestania and Sheerness. Includes royalty revenue from royalty interests located in Canada of $1.6 million, in the United States of $1.5 million, Argentina of $1.8 million, Honduras of $1.8 million and other of $0.8 million. Includes royalty revenue from Gold of $6.5 million and Other Base Metals of $1.0 million.*

Total assets as of:

In $000s	December 31, 2018		December 31, 2017	
Aurizona	$	10,723	$	10,723
Bachelor Lake		525		1,124
Black Fox		9,708		11,350
Bracemac-McLeod		5,366		6,827
Chapada		58,926		63,026
Diavik		31,192		36,739
Hod Maden [1]		133,042		183,271
Houndé		41,549		–
Hugo North Extension and Heruga		35,351		35,351
Karma		16,983		21,034
Ming		10,904		11,300
Santa Elena		2,356		3,693
Yamana silver stream		68,164		70,556
Other Royalties [2]		82,092		89,304
Other [3]		–		7,423
Total Segments	$	506,881	$	551,721
Corporate:				
▶ Cash and cash equivalents		5,892		12,539
▶ Investments		60,180		78,882
▶ Deferred income tax assets		9,038		13,581
▶ Other assets		6,896		4,192
Total Corporate	$	82,006	$	109,194
Consolidated	$	**588,887**	$	**660,915**

1   *Includes royalty interest of $5.8 million and investment in associate of $127.2 million at December 31, 2018. Includes royalty interest of $5.8 million and investment in associate of $177.5 million at December 31, 2017.*

2   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Includes Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.*

3   *Includes Koricancha Stream and other.*

Non-current assets by geographical region as of:

In $000s	December 31, 2018 [1]		December 31, 2017 [1]	
North America				
Canada	$	77,484	$	86,832
USA		15,574		16,055
Mexico		2,387		2,874
South & Central America				
Argentina	$	83,463	$	94,166
Brazil		73,014		77,113
French Guiana		5,154		5,154
Peru		1,677		6,434
Honduras		854		1,430
Chile		2,460		2,460
Africa				
Burkina Faso	$	57,015	$	20,087
South Africa		4,022		4,301
Cote D'Ivoire		421		400
Botswana		1,017		1,017
Egypt		244		–
Asia & Australia				
Turkey	$	137,520	$	187,725
Mongolia		36,589		36,589
Australia		2,535		2,891
Consolidated	**$**	**501,430**	**$**	**545,528**

1   *Includes Mineral, Royalty and Other Interests (Note 6) and Investment in Associate (Note 8) and exploration assets.*

18 SUBSEQUENT EVENTS

On January 18, 2019, the Company acquired a 0.9% NSR royalty on precious metals produced from the Fruta del Norte gold project in Ecuador, currently under construction by Lundin Gold Inc. The NSR royalty was acquired from a private third party for $32.75 million in cash and covers all mining concessions held by Lundin Gold Inc.

Subsequent to year end, the Company purchased and canceled an additional 2.4 million common shares under the Company's current NCIB for a total of $11.5 million.

SANDSTORM

GOLD ROYALTIES